UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

FINANCIAL STATEMENTS

December 31, 2024

TIM S.A.

FINANCIAL STATEMENTS

December 31, 2024

Independent auditor's report on the Financial Statements

Centro Empresarial PB 370
Praia de Botafogo, 370
8º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil

Tel: +55 21 3263-7000
ey.com.br

Shape the future
with confidence

A free translation from Portuguese into English of Independent Auditor's Report financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred by the IFRS Foundation as "IFRS Accounting Standards")

Independent auditor's report on financial statements

To the shareholders, board members and directors of
TIM S/A
Rio de Janeiro – RJ

Opinion

We have audited the financial statements of Tim S/A (the "Company") which comprise the balance sheets as of December 31, 2024, and the statements of income, of comprehensive income, of changes in shareholder's equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM S/A as at December 31, 2024, and its financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred by the IFRS Foundation as "IFRS Accounting Standards").

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the Company and comply with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil's National Association of State Boards of Accountancy ("CFC") and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in the context of the financial statements as a whole.

1

Independent auditor's report on the Financial Statements

Shape the future
with confidence

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Provision for tax related contingencies

As disclosed in the note 24 to the financial statements, the Company is part of numerous tax claims and proceedings at different jurisdictional levels, as of December 31, 2024, for which a provision of R$760 million was recorded in the financial statements, while the remaining R$22,239 million was disclosed as possible losses, in accordance with CPC 25 (IAS 37) Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involves significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

In addition, in view of the magnitude of the amounts involved, any changes in estimates or assumptions that impact the determination of the loss prognosis may have significant impacts on the Company's financial statements. Accordingly, this was considered a key audit matter.

How our audit addressed the key audit matter

Our audit procedures included, among others: (a) obtaining an understanding and evaluation of the design of controls over the identification and evaluation of tax claims, including management's process to determine whether the technical merits are more-likely-than-not to be sustained in court; (b) involving our tax professionals to assess the Company's technical merits regarding certain matters in dispute, obtaining and analyzing external legal opinions, obtaining internal and external legal counsel confirmation letters, meeting with internal legal counsel to discuss certain tax disputes, and obtaining a representation letter from the Company's internal legal counsel; and (c) assessing the adequacy of the disclosures made by the Company in note the 24 in respect of provision for tax related contingencies.

Based on the result of audit procedures performed in the provision for tax contingencies and related disclosures, which is consistent with management's assessment, we understand that the measurement of tax claims assessed as probable and possible loss, as well as the respective disclosures in the note 24 are acceptable in the context of the financial statements taken as a whole.

2

Independent auditor's report on the Financial Statements

Shape the future
with confidence

Other matters

Statements of value added

The statement of value added for the year ended December 31, 2024, prepared under the responsibility of Company's management and presented as supplementary information for IFRS purposes was submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purpose of forming our opinion, we evaluate whether this statement is reconciled with the financial statements and accounting records, as applicable, and whether its form and content are in accordance with the criteria set forth in Accounting Pronouncement CPC 09 - Statement of Value Added. In our opinion, this statement of value added has been properly prepared, in all material respects, in accordance with the criteria set forth in this Accounting Pronouncement and is consistent with the overall financial statements.

Other information accompanying the financial statements and the auditor's report

Management is responsible for such other information, which comprises the Management Report.

Our opinion on the financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report.

In connection with our audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this respect.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred by the IFRS Foundation as "IFRS Accounting Standards"), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

3

Independent auditor's report on the Financial Statements

EY

Shape the future
with confidence

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identified and assessed the risks of material misstatements of the financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt as to the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion on the statement of financial position. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or future conditions may cause the Company to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

4

Independent auditor's report on the Financial Statements

Shape the future
with confidence

We communicated with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and communicate all potential relationships or matters that could materially affect our independence, including, where applicable, the respective safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 10, 2025.

ERNST & YOUNG
Auditores Independentes S/S Ltda.
CRC SP-015199/F

Leonardo Amaral Donato
Contador CRC 1RJ 090.794/O-0

5

TIM S.A.
BALANCE SHEETS
December 31, 2024 and December 31, 2023
(In thousands of reais)

		Parent Company
	Note	2024	2023

Assets		56,327,311	55,260,156

Current		12,662,929	11,404,293
Cash and cash equivalents	4	3,258,743	3,077,931
Marketable securities	5	2,434,441	1,958,490
Trade accounts receivable	6	4,677,935	3,709,766
Inventories	7	293,529	331,783
Recoverable income tax and social contribution	8.a	111,376	494,382
Recoverable taxes, fees and contributions	9	946,103	943,767
Prepaid expenses	10	280,851	238,468
Derivative financial instruments	37	379,888	299,539
Leases	18	33,717	29,886
Other amounts recoverable	17	38,033	80,963
Other assets	13	208,313	239,318

Non-current		43,664,382	43,855,863
Long-term receivables		4,625,808	4,368,195
Marketable securities	5	15,241	12,949
Trade accounts receivable	6	137,815	199,007
Recoverable income tax and social contribution	8.a	214,880	218,897
Recoverable taxes, fees and contributions	9	907,353	874,539
Deferred income tax and social contribution	8.c	1,081,633	1,257,494
Judicial deposits	11	677,530	689,739
Prepaid expenses	10	281,290	138,937
Derivative financial instruments	37	522,822	507,873
Leases	18	206,670	206,455
Other financial assets	12	550,669	216,721
Other assets	13	29,905	45,584

Investment	14	1,368,286	1,450,812
Property, plant and equipment	15	22,815,328	22,411,815
Intangible assets	16	14,854,960	15,625,041

The explanatory notes are an integral part of the financial statements.

6

TIM S.A.
BALANCE SHEETS
December 31, 2024 and December 31, 2023
(In thousands of reais)

		Parent Company
	Note	2024	2023

Total liabilities and shareholders' equity		56,327,311	55,260,156

Total liabilities		29,922,675	29,244,216

Current		12,827,248	12,882,966
Suppliers	19	4,986,912	4,612,112
Loans and financing	21	348,353	1,267,237
Lease liabilities	18	1,629,698	1,808,740
Derivative financial instruments	37	224,275	239,714
Labor obligations		353,256	386,348
Income tax and social contribution payable	8.b	46,610	64,407
Taxes, fees and contributions payable	22	3,888,568	3,048,115
Dividends and interest on shareholders' equity payable	26	671,525	647,872
Authorizations payable	20	299,354	407,747
Deferred revenues	23	280,422	279,401
Other liabilities and provision	25	98,275	121,273

Non-current		17,095,427	16,361,250
Loans and financing	21	2,687,148	2,503,709
Lease liabilities	18	10,946,148	10,448,035
Taxes, fees and contributions payable	22	38,286	10,603
Provision for legal and administrative proceedings	24	1,564,293	1,410,299
Pension plan and other post-employment benefits	38	3,461	5,019
Authorizations payable	20	1,180,428	1,117,416
Deferred revenues	23	559,445	621,601
Other liabilities and provision	25	116,218	244,568

Shareholders' equity	26	26,404,636	26,015,940
Share capital		13,477,891	13,477,891
Capital reserves		373,020	384,311
Profit reserves		12,559,460	12,160,035
Equity valuation adjustments		(2,284)	(3,313)
Treasury shares		(3,451)	(2,984)

See the accompanying notes to the financial statements.

7

TIM S.A.
STATEMENTS OF INCOME
Years ended December 31, 2024 and 2023
(In thousands of reais, unless otherwise indicated)

		Parent Company		Consolidated
	Notes	2024	2023	2023

Net revenue	28	25,447,930	23,843,006	23,833,893

Cost of services rendered and products sold	29	(11,893,115)	(11,739,481)	(11,496,437)
Gross income		13,554,815	12,103,525	12,337,456

Operating revenues (expenses):
Selling expenses	29	(5,908,816)	(5,631,263)	(5,742,642)
General and administrative expenses	29	(1,798,005)	(1,757,848)	(1,759,433)
Equity in earnings	14	(82,526)	64,083	(89,304)
Other revenues (expenses), net	30	(258,781)	(27,150)	(28,779)
		(8,048,128)	(7,352,178)	(7,620,158)

Income before financial revenues and expenses		5,506,687	4,751,347	4,717,298

Financial revenues (expenses):
Financial revenues	31	861,759	1,219,004	1,239,753
Financial expenses	32	(2,817,346)	(2,858,036)	(2,765,961)
Net foreign exchange variations	33	71,363	(7,057)	(7,057)
		(1,884,224)	(1,646,089)	(1,533,265)
Profit before income tax and social contribution		3,622,463	3,105,258	3,184,033

Income tax and social contribution	8.d	(468,582)	(267,836)	(346,611)

Net profit for the year		3,153,881	2,837,422	2,837,422

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	1.30	1.17	1.17

Diluted earnings per share	34	1.30	1.17	1.17

See the accompanying notes to the individual and consolidated financial statements.

8

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2024 and 2023
(In thousands of reais)

	Parent Company		Consolidated
	2024	2023	2023

Net profit for the year	3,153,881	2,837,422	2,837,422

Other components of the comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	1,558	806	806
Deferred taxes	(529)	(275)	(275)
Total comprehensive income for the year	3,154,910	2,837,953	2,837,953

See the accompanying notes to the individual and consolidated financial statements.

9

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2024 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/ interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000		2,362,239	(3,313)	(2,984)	-	26,015,940

Total comprehensive income for the year
Net profit for the year	-	-	-	-		-		-	-	-	3,153,881	3,153,881
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-			1,029		-	1,029
Total comprehensive income for the year	-	-	-	-	-	-	-	-	1,029	-	3,153,881	3,154,910
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	22,354	-			-		-	-	-	-	22,354
Change in share value on grant date x fair value		10,892		(10,892)								-
Purchase of treasury shares, net of disposals	-	-	-			-		-	-	(45,004)	-	(45,004)
Transfer of shares - long-term incentive plan		(44,537)	-	-		-		-	-	44,537	-	-
Allocation of net profit for the year:
Legal reserve (Note 26)	-	-	140,659	-		-		-	-	-	(140,659)	-
Interest on Shareholders’ Equity (Note 26)	-	-	-	-		-					(1,450,000)	(1,450,000)
Constitution of tax incentive reserve (Note 26)	-	-	-	-		-		340,716	-	-	(340,716)	-
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(3,360,000)		2,050,000		-	-	-	-	(1,310,000)
Distribution (allocation) to expansion reserve (Note 26)	-	-	-	2,532,506		(1,310,000)			-		(1,222,506)	-
Unclaimed dividends (Note 26)	-	-	-	16,436					-		-	16,436
Total contribution from shareholders and distribution to shareholders	-	(11,291)	140,659	(821,950)		740,000		340,716	-	(467)	(3,153,881)	(2,766,214)
Balances at December 31, 2024	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

See the accompanying notes to the financial statements.

10

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed	Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000	2,124,411	(3,844)	(163)	-	25,397,365

Total comprehensive income for the year
Net profit for the year	-	-	-	-		-	-	-	-	2,837,422	2,837,422
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-		531	-	-	531
Total comprehensive income for the year	-	-	-	-	-	-	-	531	-	2,837,422	2,837,953
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	(24,291)	-	-		-			-	-	(24,291)
Purchase of treasury shares, net of disposals	-	-	-	-		-			(2,821)	-	(2,821)
Allocation of net profit for the year:
Legal reserve (Note 26)	-	-	129,979	-		-			-	(129,979)	-
Interest on Shareholders’ Equity (Note 26)	-	-	-	-		-				(1,600,000)	(1,600,000)
Constitution of tax incentive reserve (Note 26)	-	-		-		-	237,828	-	-	(237,828)	-
Dividends/additional interest on shareholders’ equity distributed (Note 26)	-	-	-	(1,910,000)		1,310,000	-	-	-	-	(600,000)
Distribution (allocation) to expansion reserve (Note 26)	-	-	-	1,469,615		(600,000)			-	(869,615)	-
Unclaimed dividends (Note 26)	-	-	-	7,734		-	-	-	-	-	7,734
Total contribution from shareholders and distribution to shareholders	-	(24,291)	129,979	(432,651)		710,000	237,828	-	(2,821)	(2,837,422)	(2,219,378)
Balances at December 31, 2023	13,477,891	384,311	1,380,427	7,107,369		1,310,000	2,362,239	(3,313)	(2,984)	-	26,015,940

See the accompanying notes to the financial statements.

11

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31, 2024 and 2023
(In thousands of reais)

		Parent Company		Consolidated
	Note	2024	2023	2023
Operating activities
Profit before income tax and social contribution		3,622,463	3,105,258	3,184,033
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	29	7,026,035	6,897,402	7,117,028
Equity in earnings	14	82,526	(64,083)	89,304
Residual value of written-off property, plant and equipment and intangible assets		13,887	16,230	93,304
Interest on asset retirement obligation		12,400	33,180	38,355
Provision for legal and administrative proceedings	24	276,811	323,018	323,015
Inflation adjustment on judicial deposits and legal and administrative proceedings		175,946	257,058	257,057
Interest, monetary and exchange rate variations on loans and other financial adjustments		749,515	741,382	668,360
Yield from marketable securities		(181,717)	(83,204)	(83,204)
Interest on lease liabilities	32	1,432,764	1,163,824	1,062,251
Lease interest	31	(28,428)	(28,041)	(28,041)
Gain from acquisition of Cozani (via price adjustment)	30	-	(303,435)	(303,435)
Provision for expected credit losses	29	693,122	620,667	639,692
Long-term incentive plans		22,354	(24,291)	(24,291)
		13,897,678	12,654,965	13,033,428
Decrease (increase) in operating assets
Trade accounts receivable		(1,605,774)	(826,773)	(867,369)
Recoverable taxes, fees and contributions		344,110	91,412	85,982
Inventories		38,254	(95,666)	(95,666)
Prepaid expenses		(184,736)	(2,467)	(18,295)
Judicial deposits		32,242	749,336	749,336
Other assets		90,931	(76,756)	(70,677)
Increase (decrease) in operating liabilities
Labor obligations		(33,092)	42,807	42,807
Suppliers		304,243	736,417	353,319
Taxes, fees and contributions payable		375,228	647,239	617,975
Authorizations payable		(163,612)	(246,836)	(246,836)
Payments for legal and administrative proceedings	24	(318,796)	(343,440)	(343,444)
Deferred revenues		(61,135)	(2,235)	(31,028)
Other liabilities		(294,106)	(526,266)	(560,692)
Cash generated by operations		12,421,435	12,801,737	12,648,840
Income tax and social contribution paid		(89,892)	(228,184)	(228,184)
Net cash generated by operating activities		12,331,543	12,573,553	12,420,656

12

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31, 2024 and 2023
(In thousands of reais)
		Parent Company		Consolidated
	Note	2024	2023	2023
Investment activities
Redemptions of marketable securities		7,196,354	3,313,983	3,313,983
Investments on marketable securities		(7,492,880)	(2,998,654)	(2,998,654)
Capital contribution 5G Fund		(131,348)	(53,763)	(53,763)
Cash from the acquisition of Cozani	1	-	421,835	-
Consideration for the acquisition of Cozani		-	(443,096)	(443,096)
Additions to property, plant and equipment and intangible assets		(4,550,379)	(4,504,314)	(4,504,314)
Other		24,381	2,306	2,306
Net cash used in investment activities		(4,953,872)	(4,261,703)	(4,683,538)

Financing activities
Additions of loans and financing	37	503,351	-	-
Amortization of borrowings and financing	37	(1,413,497)	(1,197,950)	(1,197,950)
Interest paid - Loans and financing	37	(143,518)	(205,507)	(205,507)
Payment of lease liability	37	(1,838,667)	(1,696,314)	(1,812,508)
Interest paid on lease liabilities	37	(1,460,208)	(1,347,870)	(1,420,557)
Lease incentives received		89,431
Derivative financial instruments		(168,652)	(393,628)	(393,628)
Purchase of treasury shares, net of disposals		(45,004)	(2,821)	(2,821)
Dividends and interest on shareholders’ equity paid	26	(2,720,095)	(2,174,929)	(2,174,929)
Net cash used in financing activities		(7,196,859)	(7,019,019)	(7,207,900)

Increase in cash and cash equivalents		180,812	1,292,831	529,218
Cash and cash equivalents at the beginning of the year		3,077,931	1,785,100	2,548,713
Cash and cash equivalents at the end of the year		3,258,743	3,077,931	3,077,931

See the accompanying notes to the individual and consolidated financial statements.

13

TIM S.A.
STATEMENT OF VALUE ADDED
Years ended December 31, 2024 and 2023
(In thousands of reais)

	Parent Company		Consolidated
	2024	2023	2023
Revenues
Gross operating revenue	36,731,708	33,491,945	33,530,346
Losses on doubtful accounts	(693,122)	(620,667)	(639,692)
Discounts granted, returns and others	(7,269,433)	(6,038,568)	(6,039,172)
	28,769,153	26,832,710	26,851,482
Inputs acquired from third parties
Cost of services rendered and goods sold	(4,394,555)	(4,431,498)	(3,968,083)
Materials, energy, outsourced services and other	(3,689,242)	(3,525,465)	(3,596,819)
	(8,083,797)	(7,956,963)	(7,564,902)
Retentions
Depreciation and amortization	(7,026,035)	(6,897,402)	(7,117,029)
Net added value produced	13,659,321	11,978,345	12,169,551
Value added received in transfer
Equity in earnings	(82,526)	64,083	(89,304)
Financial revenues	1,166,950	1,413,039	1,433,788
	1,084,424	1,477,122	1,344,484
Total added value payable	14,743,745	13,455,467	13,514,035

Distribution of added value
Personnel and charges
Direct remuneration	821,211	788,411	788,411
Benefits	278,698	241,951	241,951
F.G.T.S	78,741	76,718	76,718
Other	61,711	38,653	38,653
	1,240,361	1,145,733	1,145,733
Taxes, fees and contributions
Federal	2,924,712	2,529,923	2,675,491
State	2,985,924	2,660,723	2,665,423
Municipal	103,440	5,665	5,345
	6,014,076	5,196,311	5,346,259
Third-party capital remuneration
Interest	3,058,095	3,054,465	2,962,390
Rents	1,268,258	1,213,380	1,214,075
	4,326,353	4,267,845	4,176,465
Other
Social investment	9,074	8,156	8,156
	9,074	8,156	8,156
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	1,450,000	1,600,000	1,600,000
Retained earnings	1,703,881	1,237,422	1,237,422
	3,153,881	2,837,422	2,837,422

See the accompanying notes to the individual and consolidated financial statements.

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COMMENTS TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2024

Dear Shareholders,

The management of TIM S.A. ("TIM S.A.", "Company" or "TIM") presents the 2024 Management Report and Results Analysis, together with the Individual and Consolidated Financial Statements accompanied by the Independent Auditors' Report for the fiscal year ended December 31, 2024.

The financial statements were prepared in accordance with the accounting practices adopted in Brazil, which include corporate law, the rules of the Brazilian Securities and Exchange Commission (CVM) and the pronouncements of the Accounting Pronouncements Committee (CPC), and with the international accounting standards IFRS (International Financial Reporting Standards), as issued by the International Accounting Standards Board ("IASB").

The operational and financial information for the year ended December 31, 2024, except when otherwise indicated, is presented in Reais (R$), based on the consolidated values, and in accordance with the Brazilian Corporation Law.

Company Profile

TIM S.A. is a publicly-held company, with shares listed on the São Paulo Stock Exchange (B3) and ADRs (American Depositary Receipts) listed on the New York Stock Exchange (NYSE). In 2024, TIM confirmed its maintenance, for the seventeenth consecutive year, in the select group of companies that make up the ISE portfolio (B3 Corporate Sustainability Index), reinforcing its commitment to the continuous management of social, environmental and governance aspects, creating value for its shareholders and other stakeholders. In addition, TIM has been listed since 2011 on the Novo Mercado, a segment recognized for the highest level of corporate governance on B3 and as of 2021 it became part of the S&P-B3 Brasil ESG and Refinitiv FTSE Diversity & Inclusion and Bloomberg Gender Equality indices (formerly known as Refinitiv D&I).

TIM S.A. is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. TIM operates in the mobile, fixed, long-distance and data transmission markets, throughout Brazil, and in the ultra-broadband market covering some states of the country.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

1. Message from Management1

We are very pleased to deliver solid results in a very impressive year, where we overcame challenges, taking advantage of our strengths to achieve all our goals.

The year 2024 was marked by robust cash generation, resulting from consistent financial and operational results. We delivered service revenue growth above inflation, as expected, with expansion of EBITDA and Cash Flow margins, in addition to robust profit growth.

• Our service revenues grew by 6.4% YoY in 2024, totaling more than R$24.5 billion.

• Our EBITDA increased by 8%, reaching R$12.6 billion.

• In this context, our EBITDA margin in 2024 expanded to almost 49.6% and the Operating Cash Flow margin reached 20.5%.

• Net Profit rose to R$3.1 billion after growing more than 17% YoY.

These results were a consequence of us navigating well in the new environment of the Brazilian mobile market, our main business segment, and exploring the opportunities that are emerging.

Our Strategy – Next Generation TIM

We have a clear strategy to create Next Generation TIM. In this framework, we have defined four pillars: Mobile, B2B, Broadband and Efficiency, which are developed by integrating our people, society and the environment into our business strategy. This integration drives our ESG practices to be recognized as one of the most developed in the country.

Our strategic pillars are summarized below:

•	Mobile: where TIM generates most of its results and where it aims to be the preferred operator of customers;
•	B2B: the Company is shaping a new IoT-based market[2] with services and connectivity to address an exponential growth opportunity;
•	Efficiency: the Company has this pillar as inherent to its operation and develops all its actions with strict discipline in capital allocation.
•	Broadband: considering the adverse market conditions, TIM seeks to optimize its operations by enhancing the customer experience while monitoring market movements where TIM aims to grow profitably using a selective approach while keeping future options open;

Our achievements

1 All financial numbers are normalized for non-recurring items to better represent the business dynamics

2 Internet of Things

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

In the mobile sector, our primary line of business, we have implemented a comprehensive strategy known as the 3Bs (Best Network, Best Offer, Best Service). Through these pillars, we focus on delivering to our customers what they value the most: network quality, cost-effective solutions, innovative offers, accessibility, and exceptional customer service.

In the domain of Best Network, we expanded 5G coverage throughout Brazil, positively impacting customer perception. We now cover over 600 cities, 20% more than the second-place competitor. As a result, 5G traffic more than doubled compared to the previous year. The expansion of 5G coverage not only enhanced the customer experience but also reinforced our market leadership position. We continue to invest in cutting-edge technology and network densification to ensure our customers have access to the best possible connectivity.

In terms of Best Offer, 2024 was marked by innovation through the expansion of the content portfolio and ensuring data monetization. We introduced new concepts in postpaid and prepaid plans, turning a historical gap into a point of differentiation. Our "more for more" approach and upsell and cross-sell tactics helped increase customer engagement and loyalty, reducing churn. About 28% of our customers have more than one product, demonstrating the effectiveness of our offer strategies.

To deliver the Best Service, we leverage technology to maintain the highest standards of service quality indicators. Digitalization continues to be a significant source of opportunities, and our new application is set to become a crucial driver for this change. The evolution of the customer journey aims to reduce pain points and enhance overall quality. A seamless experience in our digital channels, coupled with resolubility and customer value management features, demonstrates TIM's commitment to providing personalized solutions that meet the diverse needs of our clients.

The set of initiatives that make up the 3Bs strategy helped TIM achieve significant accomplishments in (i) Customer Attraction and Retention; (ii) Customer Monetization; and (iii) Service and Customer Experience.

Customer Attraction and Retention

TIM outperformed its competitors, growing the postpaid base (excluding M2M) by 7.3% year-on-year. We were the only major player to defend our market share in postpaid against new entrants.

Customer Monetization

We have the highest ARPU in the industry, above 31 Reais, growing 6% compared to 2023. To achieve this, we combined "more for more" strategies, along with upsell tactics to move customers up the ladder and cross-sell initiatives to expand our relevance in customers' wallets. Increased customer engagement—around 28% of our customers have more than one product—also helped boost loyalty and, consequently, reduce churn.

Service and Customer Experience

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

TIM has exceptional resolvability, being the leader in most rankings, resolving issues more quickly and in accordance with customer expectations. However, there is still room for improvement regarding the number of complaints, as we are not yet the least complained about in all rankings.

Analyzing our network performance, it is evident that TIM has the best network in Brazil. We are present in more locations than any other operator, both in 4G and 5G. According to the latest Open Signal report, TIM was the most awarded operator in the Mobile Network Experience Report, winning 7 out of 14 categories, surpassing our competitors. Notably, we have been the number one operator in the Consistent Quality ranking for three consecutive years. According to OpenSignal, this metric is the most connected to customer experience.

These remarkable achievements were made possible thanks to the contribution of each TIM employee. We are proud to lead a team of committed and hardworking individuals, with an engagement level of 86%.

Conclusion and Perspectives

When we start the year, we set challenging but achievable goals. As we executed our plan, results began to come in faster, which led to the best performance in TIM's history across multiple KPIs. We have completed a quarter of a century of existence delivering more than expected on all fronts.

Projections x Results 2024
Indicator	Short Term Projection	Result
Revenue	Service Revenue Growth (Y/Y): 5% - 7%	+6.4% Y/Y
EBITDA	EBITDA Growth (A/A): 7% - 9%	+8% Y/Y
Investiments (Capex)	Capex Nominal: R$ 4.4 B – 4.6 B	R$ 4,5 B
Operating Cash Flow (EBITDA-AL minus Capex)	EBITDA-AL growth minus Capex (Y/Y): Double-Digit	+22,9% A/A
Shareholder Remuneration	~R$ 3.5 B	R$ 3,5 Bi (R$ 1,5 B in IoC e R$ 2,0 B in dividends3)

We are on a long road to becoming the preferred telecommunications company, so we must remain focused on executing our strategy, adjusting to the environment, when necessary, but never losing sight of our final goals.

3 Subject to approval at the Annual General Meeting to be held on March 27, 2025.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

2. Economic and Industrial Overview

2.1. Macroeconomic Environment

The year 2024 presented several economic challenges for Brazil, including exchange rate depreciation, inflationary pressure, and increases in the basic interest rate (SELIC). However, during the moving quarter ending in November 2024, the unemployment rate fell to 6.1%, the lowest recorded since the Continuous PNAD began in the first quarter of 2012. After a positive overall balance in 2023, 2024 faced uncertainties regarding fiscal policy and the goal of eliminating the primary deficit. The Central Bank initially made efforts to reduce the interest rate but later increased the SELIC gradually due to the uncertain scenario and the government's failure to meet its target, ending the year at 12.25% per year.

The inflation, as measured by the Extended Consumer Price Index (IPCA), ended 2024 at 4.83%4, which is above the central target of 4.5% but within the allowable margin of 1.5%. This represents the highest annual change since 2022, when the IPCA recorded a 5.78% increase. In 2023, the annual inflation rate was 4.62%, remaining within the target range after two years of exceeding it. Items such as meat (20.84%), gasoline (9.71%), health plans (7.87%), soybean oil (29.21%), olive oil (21.53%), ground coffee (39.6%) and long-life milk (18.83%) were significant contributors to inflation last year.

In 2024, the exchange rate showed considerable volatility, with the Real showing a large devaluation against the dollar compared to the previous year's closing. At the last closing, the American currency ended at R$6.19, an increase of 26%. Against the Real, the American currency presented a high of R$6.19 against a low of R$4.84 during the year, a variation of 28%, in a scenario of domestic uncertainties, fiscal risks, and many discussions about, for example, the Tax Reform Proposal. The trade balance, in turn, closed the year with a surplus of US$74.6 billion, a reduction of 24.6% compared to the end of 2023. Exports closed the year at US$ 337 billion and had a negative variation of 0.8% compared to 2023. Imports registered US$ 262.5 billion, increasing by 9% year-on-year.

The international scenario was, for another year, marked by many uncertainties and volatility with high and resistant inflation rates, driven by commodity prices, food, and logistical and production bottlenecks, as well as a reduction in GDP growth rates in most countries. In the United States, inflation slowed to 2.8%, while GDP grew by 2.6%, sustained by robust consumption and moderate investments. Europe showed limited recovery, with growth of 1.2%, still impacted by the energy crisis and the repercussions of the Russia-Ukraine conflict. Inflation in the region decreased to 3.1%, indicating greater stability. Among emerging economies, China stood out, resuming growth of 5.2% due to economic stimuli. The International Monetary Fund (IMF) revised global growth to 3.1% for 2024, slightly above the 3.02% in 2023, reflecting a modest improvement in production chains and global trade. Despite this, geopolitical uncertainties and climate challenges continue to pressure economies around the world.

4 Source: Brazilian Institute of Geography and Statistics. (IBGE in Portuguese)

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

2.2. Particularities of the Telecommunications Sector

The telecommunications sector in Brazil is marked by strong competition and effective regulation by the National Telecommunications Agency, ANATEL, whose mission is to 'promote the development of telecommunications in the country, providing it with a modern and efficient telecommunications infrastructure capable of offering society adequate, diversified, and fair-priced services throughout the national territory’.

Throughout its history, the sector has always been impacted by fierce competition in the Brazilian market, verified by the presence of very aggressive offers from the point of view of the content available to customers and a reduction in the level of prices practiced by operators in general. However, in recent years, this competition has moved more towards issues related to quality and service, becoming more rational from the point of view of prices. In the last year, it is possible to say that we had a process of continuity of this transition to a new competition model.

In 2024, the Brazilian telecommunications sector experienced significant regulatory advances and technological innovations. For example, the National Telecommunications Agency (Anatel) updated norms and regulations, launched projects for direct-to-device solutions and signal repeaters, and implemented new rules for drone certification.

In the same direction, the Agency has increased efforts to enhance cybersecurity in telecommunications, focusing on combating abusive calls. Additionally, it has begun studies with regulated agents on the impacts of artificial intelligence (AI) on connectivity. The year also included structural measures, such as the Federal Government's approval of a decree mandating the assignment of power poles to the telecommunications sector. Furthermore, there was the adaptation of fixed telephony concessions to the authorization regime, an event anticipated by several sector agents.

Finally, there was also the continued implementation and expansion of 5G technology in Brazil, aiming to meet the demand for higher connection speeds. In this context, TIM ended 2024 having implemented 5G technology in 398 cities, including all 27 state capitals, totaling 607 cities, with a number of antennas far exceeding ANATEL's requirements, providing a better user experience.

3. TIM Services

3.1. Business

TIM is recognized for its strong brand and reputation as an innovative and disruptive enterprise, adept at addressing new market consumption standards. With a forward-thinking approach, the Company consistently leads in transforming the business model within the telecommunications sector. The current customer usage profile predominantly focuses on data consumption, content, and digital services.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Demonstrating a pioneering spirit and commitment to innovation, TIM offers a comprehensive portfolio catering to both individual customers and corporate solutions for small, medium, and large enterprises. In addition to traditional voice and data mobile services, TIM provides fixed ultra-broadband services and continuously seeks new revenue streams. The company spearheads initiatives in new business areas such as financial services, customer base monetization, mobile advertising, and the Internet of Things (IoT).

The Company's portfolio includes a variety of digital content and services integrated into its packages, enhancing the daily utility of mobile devices for customers. TIM aims to position itself as the operator of choice for Brazilians, offering the best value proposition in the market. This strategy leverages value through superior service, providing an enhanced customer experience, and a robust network, which turns a previous structural gap into a competitive advantage. Additionally, the company capitalizes on partnerships and innovative offerings to deliver an unparalleled customer proposition.

Demonstrating to be different, in 2024, TIM continued to forge numerous partnerships across a variety of sectors, notably in Content and Security (such as collaborations with Deezer and HBOMAX), Education (Descomplica), Retail (Zé Delivery), and Health (Cartão de Todos). These partnerships not only generate social impact and drive revenue growth but also enable the Company to accumulate Free Operating Cash Flow.

3.2. Strategy

With the update of the Company's strategic plan, TIM reinforces its commitment to sustainable business growth, considering all stakeholders and aiming to create value for each of them. This updated plan is centered on strategies for the evolution of the existing business through incremental innovations and initiatives that enhance TIM's relative market position. Simultaneously, the plan explores new opportunities, seeking to transform the business with more disruptive changes, entry into new markets, and the capture of opportunities beyond TIM's core operations. Key levers to achieve our aspirations include the following:

▪	Consolidate the best value proposition in a market focused on value, emphasizing superior service, an advanced network, and compelling offerings. By continually enhancing our customer service, we strive for excellence in customer experience. Our robust network solidifies our position as a leader in network quality across Brazil. Furthermore, our innovative approach and strategic partnerships enable us to provide unparalleled offerings;

▪	Expanding our presence in the B2B/IoT technology sector, leveraging TIM's pioneering spirit, with strategic initiatives aimed at capturing the anticipated market growth and seeking opportunities, particularly in 5G;

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

▪	Identifying high-growth opportunities, TIM leverages its strengths in the mobile sector, focusing on rapid development in IoT and pioneering initiatives across various sectors, including Agro, Logistics, Industry, and Public Services

▪	Expanding the portfolio of strategic partnerships to accelerate value capture, a focus area where TIM already collaborates with industry leaders and continues to explore new business opportunities; and

▪	Adopting a selective strategy to achieve profitable growth in the broadband market. TIM recognizes the potential for accelerated expansion and is well-prepared to capitalize on this opportunity.

The Company is developing its next generation, with a very well-defined strategy: to be the preferred operator in the mobile segment, to shape a new market in B2B, achieving profitable growth in broadband, and ensuring inherent business efficiency.

4. Human Resources

The People, Culture & Organization Directorate is structured with the purpose of ensuring best practices in people management to support the Company's evolution, aligned with technological transformations and business challenges, the commitment to sustainability, and the appreciation of diversity and inclusion. Additionally, it always seeks the evolution of the work model, the construction of ecosystems for the continuous development of skills, and the promotion of care and well-being for our employees in all dimensions..

To bring the strategy closer and closer to the employees and ensure the focus of the leaders on the needs of the business, in 2023 we carried out a cultural diagnosis with the top leadership, based on an internationally recognized methodology, the Barret Value Centre, with the objective of mapping the values of the current culture and the values of the desired culture, identifying opportunities for evolution in our way of being and acting, providing appropriate behaviors and a favorable environment to achieve the expected results.

We communicate the company's strategy to the team, ensuring a clear understanding of the strategy's priorities, bringing people closer to the commitment to results, through Identity 101, based on 3 pillars:

1.	Customer first: The focus on the customer experience, throughout their journey with TIM, is the driver of our priorities. It is imperative that we continuously assess the value we add to this journey and implement necessary changes to enhance any factors impacting the customer experience.

2.	Zero Barrier: eliminating barriers is a critical premise and should be a continuous practice. When we are faced with some difficulty, with something that could be done better, we must mobilize and involve the necessary people to promote these changes. Collaboration is the key to these changes and the best way to achieve and exceed goals.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

3.	You, the protagonist: we only leave the comfort zone when we become protagonists. When we take responsibility with courage, focus and determination, we are committed to making a difference.

Leadership was once again involved to build cultural values, which guide daily behaviors and throughout the organization, contributing to the achievement of results. The values are:

  Surprise the Customer: Delivering exceptional customer experiences is our greatest motivation. We provide freedom of choice with the best solutions and experiences for our customers and society. Our aim is to make a positive impact on people's lives. Because we want to make a difference in people's lives.
  Be a Protagonist: We make it happen with enthusiasm and diligence. We take on challenges with with a proactive and positive mindset, demonstrating unwavering commitment and responsibility in all our endeavors.
  Overcome Barriers: Agility and collaboration drive our accomplishments. We continuously challenge existing standards and swiftly adapt to changes with high quality. By simplifying our processes, we consistently deliver exceptional results.
  Build Trust: Transparency and respect are the foundation for trust in all our relationships. We prioritize active listening, empathy, and collaboration to enhance our relationships. Ethics and integrity are non-negotiable.
  Promote Inclusion: At our organization, every individual is valued and encouraged to express their true selves. We embrace a diversity of ideas, skills, and backgrounds, utilizing technology to support sustainable socio-environmental development.
  Think Big: We anticipate and build the future. The search for innovation drives us to deliver solutions that keep us at the forefront. We possess the courage to dare, exceed, and transform society.

Having an engaged team is essential to overcome challenges and achieve better results. At TIM, the emphasis on transparency and mutual respect across all levels fortifies the sense of pride and clarity regarding our direction. These factors are differentiators in the development of our employer brand and employee experience.

In 2024, we successfully sustained a high level of participation in the Climate and Engagement Survey, with an adherence rate of 97%, demonstrating the reliability of this feedback channel and the trust TIM employees place in it.

We consolidated the excellent result of the previous year, maintaining a high level of favorability at 86% (0pp) and engagement at 90% (-1pp). When compared to the markets evaluated by Mercer, our consulting partner in administering the Survey, our performance is noteworthy: we are 12pp above the Global Telecom Market and 10pp above the General Market Brazil. In addition, we exceeded P75 (the top 25% positioned in Brazil) by 3 pp, and we are only 2 pp away from reaching P90 (the top 10% positioned in Brazil).

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

When evaluating the performance of the Survey dimensions, we observed strong consistency year over year: the Attractive Careers dimension, which already had high results, increased by 1 pp, reaching 91% favorability; Organized Processes (83%) and Fair Reward (83%) remained stable; and Culture of Integrity (91%), Engagement (90%), Responsible Leadership (86%), Prosperous Individuals (85%) and Organizational Agility (78%) showed slight decrease of -1 pp. Healthy Environment, a dimension that had favorability above the company's average, experienced a reduction of 2pp, reaching 86% - in line with TIM's overall result.

Of the 9 dimensions, 8 are above Mercer's P75 market (25% best positioned in Brazil). Career-related aspects showcased impressive results, with 95% favorability in continuous growth opportunities (+7p.p. compared to P90) and 89% in the perception of being able to reach their full potential at TIM (+2p.p. in relation to P90). Additional highlights include the pride of our employees (94%) and the high engagement (90%). Our diverse and inclusive environment remains a significant strength, performing 4 p.p. above P90, with 96% favorability. TIM employees also acknowledge the company's strong commitment to combating any form of harassment or discrimination (94%) +1p.p. above P90.

Finally, we highlight the positive results in TIMe's perception of leadership, with advances in important aspects: feedback (90%, +5p.p. compared to P90), openness to listen (91%, +1p.p. compared to P90) and encouragement for the team to suggest improvements (89%, +1p.p. compared to P90).

In 2025, our main challenge will be to follow the Organizational Agility evolution plan, started in the second half of 2024, which mapped 130 actions on the Collaboration, Tools, Systems, and Processes fronts. The plan is conducted collaboratively by several areas of TIM, with continuous monitoring to assess its impact and efficiency, and broad communication about its deliveries.

4.1. People

At the end of 2024, TIM employed 9,127 individuals across Brazil. These employees, with their diverse experiences and expertise, constitute the Company's intellectual capital and drive the development of our business.

Approximately 68.3% of employees have completed higher education or are currently pursuing university degrees, while 9.1% possess postgraduate qualifications.

In 2024, we also achieved the ESG goals established with the market in the areas of social representation. Our workforce comprises 42% of self-declared black employees, and women hold 37.4% of leadership positions. These figures and results demonstrate that TIM has a diverse and highly qualified team ready to meet the company's future challenges.

The workforce is complemented by 254 interns and 155 young apprentices.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

4.2. Development and Training

In 2024, we consolidated our people development practices, integrating them with the new Cultural Values and the organization's strategic priorities. Through comprehensive and customized actions for various target groups, we reinforce alignment with corporate goals and provide the necessary support to drive TIM's sustainable growth.

We have further refined our Performance process based on feedback from TIMe, ensuring it adds substantial value to employee development. Alongside enhancing the Competency Model for Assessment by Cultural Values, we have bolstered the role of Leadership in project-based assessment, fostering a more integrated and collaborative approach.

At the beginning of 2024, we concluded the 2023 performance cycle, where approximately 8,800 employees were evaluated, achieving a notable 98% participation rate in the evaluation phase, underscoring the significant engagement within the organization. In July, we launched the 2024 performance cycle, initiating the first stage of evaluation by projects, where leadership and peers/customers conducted evaluations, resulting in a 90% adherence rate.

These advancements reaffirm our continued commitment to the evolution of our development culture and Feedforward process through agile, personalized, and inclusive strategies. We prioritize customization and added value as core principles of our people development strategy, ensuring these initiatives continue to facilitate TIM's sustainable growth.

For leadership development, we continued the E-Coaching program and the Intercompany Mentoring program for women. Additionally, we implemented the Coach Leader Journey to train leaders capable of fostering cultural evolution using coaching tools that contribute to the expansion of desired skills and behaviors. We also conducted training in Powerful Conversations, aimed at enhancing effective communication skills crucial for strengthening team relationships and performance. These initiatives collectively empower leaders to tackle challenges and promote the sustainable growth of the organization.

•	In the E-Coaching program, four new classes were introduced, bringing the total to 21 classes since its inception. Sixty-nine leaders, most of whom were newly promoted, engaged in a digital journey featuring both individual and group coaching sessions with certified coaches accredited by the International Coaching Federation (ICF). They also had access to specially curated content and tools. Since its launch in 2020, 400 participants have successfully completed this program. In the Intercompany Mentoring initiative, in partnership with the "Positive Women" program, the fourth wave saw 60 participants from five different companies. Over a six-month period, they engaged in mentoring sessions, lectures, and peer-to-peer meetings. This cohort included 23 women from TIM. To date, the program has impacted 440 women, fostering empowerment and accelerating career development within the participating organizations.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The Intercompany Mentoring Mentee Community was another significant initiative, impacting 105 women from 20 companies. This program provided a platform for networking and experience exchange, included conversation circles with inspirational leaders, and marked the first in-person meeting with participants since the program's inception in 2021.

•	The Coach Leader Journey was offered to 200 leaders at levels N2, N3, and N4, with plans to expand to additional levels of TIM leadership in 2025, further broadening the reach of this strategic initiative.

•	Training in Powerful Conversations, aimed at enhancing the communication and management skills of store and call center leaders, directly impacted 200 leaders, significantly strengthening their ability to manage daily operations effectively.

Other initiatives that contributed to employee development included the Internal Mentoring programs for Interns and Professionals. These programs involved 108 interns paired with 108 mentors, as well as 150 professionals paired with 150 mentors. These mentoring sessions facilitated meaningful exchanges, networking opportunities, and the reinforcement of Cultural Values, fostering mutual growth among participants.

In 2024, we made significant progress in Talent Management, continuing the Committees for the other areas of the company. We completed 100% of the rollout with the discussion of approximately 190 executives in 56 hours of dedicated time, ensuring a robust and integrated mapping of organizational leadership.

This evolution continues the work started in 2023, when we established the first Talent Committee within the Operations area (Chief Revenue Officer). This pilot project not only identified strategic talent but also refined the internally developed methodology, ensuring an effective and scalable model applicable across all organizational areas.

For senior leadership, our strategic initiatives continue to map out the executives who will ensure the long-term continuity of the business. Another wave of the Top Executive Assessment, conducted in partnership with an external Leadership Advisory consultancy, has aided in identifying and accelerating the development of top executives, which will feed into the company's succession planning.

TIM also continued the personalized learning journeys for various areas, addressing the specific needs related to each activity.

Started in 2023 and consolidated in 2024, the Digital Wave integrated learning and acculturation program aims to boost the development of the Digital Mindset and Technical Skills essential for the digital transformation context. During the 2024 fiscal year, 4 key initiatives were highlighted:

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

1.	TIM Agile Academy
2.	TIM AI Academy
3.	TIM Data Academy
4.	TIM Digital and Culture Mindset

1.	In 2024, the TIM Agile Academy was introduced to enhance organizational agility through comprehensive training in agile methodologies and their effective application in projects. This initiative aims to equip employees with new skills and achieve better outcomes for TIM. The academy offers three training profiles: Agile Practitioner, Agile Advanced, and Agile Coach, collectively training approximately 460 professionals throughout the year.

2.	The AI Academy, initiated in 2024, offers a personalized learning journey that includes a variety of courses covering both technical and behavioral topics, preparing our team for future challenges. To disseminate foundational knowledge company-wide, a literacy course was launched in August 2024. This course has already been completed by approximately 5,700 employees, representing 60% of the workforce.

3.	In 2023, the TIM Data Academy was established as a significant milestone for TIM Brasil, aimed at leveraging advanced analytics for value generation, enhancing the success of use cases, developing business opportunities, and fostering a Data-Driven culture. In 2024, the academy's relevance was further solidified with the introduction of a new training profile, Data Expert, bringing the total to four profiles. Additionally, a portal was launched to provide organizational access to information about the initiative, upcoming classes, and free courses. Over the course of 2024, 974 professionals participated in the academy, representing a 60% increase from the previous year.

4.	Finally, the TIM Digital and Culture Mindset initiative, launched in 2023, introduced a novel and custom-created tool to assess the digital maturity of TIM professionals and leaders. This assessment is based on 6 soft skills: creative thinking, curiosity (learning agility), collaboration (relationship management), sense of responsibility, digital problem-solving, and focus on customer experience. These competencies are benchmarked against global standards, including those from the World Economic Forum, Bain & Company Report, and other scientific research.

If the last year was primarily focused on diagnosing skills through an assessment completed by 90% of the organization, 2024 saw the introduction of customized Learning Journeys tailored to each of the mapped skills, with about 35% of professionals having already started these journeys.

To support the development of these initiatives, we have further strengthened Plural, an internal knowledge-sharing program designed to enhance both technical and behavioral competencies essential to our business. This program empowers employees to act as knowledge multipliers by creating and disseminating content, fostering a strategic, democratic, customized, and flexible learning network. Topics covered include Excel, Power BI, Data Storytelling, Design Thinking, and Mindfulness, among others. The program also features a recognition system where multipliers can earn points for educational activities and benefits, thereby acknowledging their contributions and supporting the retention of these experts within the company.

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Additionally, for the operational teams, including the sales force and service personnel, we have tailored learning journeys to meet the specific needs of each group. These journeys encompass socio-emotional, technical, and institutional topics with the aim of enhancing performance, fostering continuous development, and ensuring that employee behavior aligns with the ongoing improvement of the customer experience, positioning them as key players in every interaction.

In 2024, we successfully trained approximately 98% of our sales force and achieved full participation from our after-sales service team.

TIM also introduced several transversal initiatives including:

•	Conecta: An onboarding program designed to integrate new employees and foster a sense of pride in being part of the company. Through a dynamic and structured journey, it offers welcoming, collaborative, and educational activities covering topics such as ethical conduct, anti-corruption measures, the sectoral context in which the company operates, and the competitive landscape.

•	TIM Talks: An annual Training, Development, and Communication program available to both employees and the general public. In 2024, we revamped the initiative by integrating it with an event aimed at the families of our employees. TIM Talks+Família 2024 focused on exploring Artificial Intelligence (AI) as a crucial enabler of digital transformation within the company and society. The event successfully engaged our employees and their families, providing new learning opportunities and experiences that promoted both cultural and digital evolution. Held from October 15 to November 15, the event featured over 15 panels and online lectures, along with in-person activities at the CEO office and regional branches.

•	Well+Being Connection Program, which aims to strengthen TIM's care for TIMe and their families. This initiative involves practical actions to ensure overall well-being, focusing on various dimensions such as physical, mental, and financial health, thereby promoting a better balance between professional and personal life. The Well-Being Connection is structured around three key pillars:

- Body and Mind in Harmony: actions and benefits related to the promotion of self-care with physical and mental health.

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- The Power of Your Future: actions and benefits aimed at financial security, development, and career.

- You Being You: actions and benefits aimed at diversity and inclusion, flexibility, and customization of needs (flexible benefits).

•	In 2024, we executed over 250 initiatives within these pillars throughout the organization, with particular emphasis on launching a flexible benefits program for professionals. Additionally, we introduced programs focused on financial well-being and the promotion of self-care, complemented by new benefits and strategic partnerships.

Cybersecurity Actions: Throughout 2024, we implemented initiatives aimed at fostering a strong cybersecurity culture within the company. We continued the Security Champions Program, designed to enhance the understanding of key security concepts among employees in the Technology and Business areas, thereby improving the organization's overall security posture. Additionally, we managed and monitored mandatory Phishing Prevention courses for all employees, ensuring they are equipped to identify and mitigate risks associated with potentially harmful messages and emails.

4.3. Talent Attraction and Acquisition

In line with our strategic plan and cultural values, TIM has strengthened its employer brand positioning by implementing actions focused on the development of digital and technological skills, thereby enhancing the effectiveness and accuracy of talent acquisition.

In 2024, we continued to hire professionals who adhere to these new capabilities, successfully filling 80% of the vacancies handled in recruitment, and reinforcing our commitment to acquiring new skills that ensure the continuous evolution of our business.

We also work to evolve in hiring professionals according to the company's corporate Diversity and Inclusion strategy and goals. For leadership positions, we successfully recruited 40% women, contributing to our corporate goal of achieving 37.4% representation of women in leadership roles by 2024. Additionally, we hired 159 professionals with disabilities across various departments, reaching 95.5% of our hiring target for this demographic.

In addition, we refined our talent attraction strategy for entry-level programs, focusing on promoting an experience that would bring learning and development to expand our talent pipeline. We prioritize requirements related to soft skills and aligned with the primary diversity pillars at TIM:

Internship Program: In 2024, we announced the most recent edition of the TIM Internship Program, offering 179 positions across 7 Brazilian states. These positions were strategically aimed at acquiring talent in various areas, with a predominant focus on skills related to digital innovation and business evolution. Promotional strategies included social media campaigns, collaborations with influencers, and both in-person and online events at universities. Internal communication efforts were spearheaded entirely by women to reinforce gender representation. Employees were encouraged to promote the Internship Program opportunities through the internal campaign #ChamaProTIMe. These initiatives resulted in 15,886 applications, reflecting a 19% increase compared to the 2023 program. This marked the second consecutive year with a record number of registrations in TIM's Internship Programs, underscoring the effectiveness of the company's employer branding efforts.

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The hiring process included an initial stage of assessment and gamified dynamics, incorporating modules focused on engagement, cultural fit, and logical reasoning. This approach deepened the understanding of TIM's organizational culture, its unique aspects, and innovations. Throughout the selection process, candidates had the opportunity to choose their preferred macro area of activity and received preparatory materials to better connect with and learn about TIM.

Regarding the Diversity and Inclusion pillars, we have continued to prioritize attracting a diverse audience, achieving representation with over 78% of interns identified within at least one of the diversity pillars. Our commitment to the racial diversity pillar resulted in 47% of hires being self-declared black and brown individuals. Among the hires, 56% are women, and 22% identify as part of the LGBT+ community, based on self-declaration. Additionally, the program attracts a broad range of talent, including 7.8% of interns aged 30 and above.

During the program, interns participate in a diversified and personalized development journey, consisting of online and face-to-face courses, mentoring and business challenges, providing the opportunity to improve and develop essential skills for development and increase the chances of being hired in the company's vacancies. The Internship Program solidifies TIM's ongoing commitment to excellence, diversity and innovation.

Young Apprentice Program: In 2024, we started building a talent bank that today already has more than 15 thousand applicants for TIM's Young Apprentice opportunities. Of this database, 64% are women and 57% declared themselves black or brown. 172 people between 18 and 24 years old were hired across the country, who started their professional career at TIM, following the company's diversity cuts.

The program was reformulated to reflect TIM's cultural values since the selection process, with more active participation of leadership and local partnerships to reinforce our employer brand. In addition, the program has a strong social impact and is aimed mainly at people in situations of social vulnerability. We have partnerships with third sector institutions that reinforce this premise, such as PROA and the consolidation of the Pacto de Empregabilidade Entre o Céu e a Favela.

The journey of this group includes both theoretical knowledge and practical experience, with vacancies available in administrative areas and stores. Throughout their development journey, apprentices acquire essential skills that will aid in launching their professional careers and preparing them for future challenges. In 2024, 21 young individuals transitioned into various positions across different departments within the company.

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In 2024, we consolidated the full use of the new ATS Gupy (Applicant Tracking System) for all TIM vacancies, using data and artificial intelligence to increase agility and assertiveness in recruitment processes. In addition, we trained the Talent Acquisition team in the use of artificial intelligence tools applied to recruitment processes and implemented the Values Interview to assess the adherence of candidates to TIM's culture and values.

We also reinforced our employer brand and had more than 1 MM views of our opportunities on talent attraction platforms (LinkedIn, Gupy). On Linkedin, we had a conversion rate in applications to our vacancies of 18.6%, 6.9% above the benchmark in our market.

4.4. Diversity and Inclusive Culture

In 2019, a dedicated management team for Diversity and Inclusion was established as part of the People, Culture & Organization board. The Cultural Education & Inclusion Management area is tasked with defining and implementing policies, along with overseeing projects and initiatives aimed at cultural transformation and education on corporate issues. This team ensures the evolution of policies and initiatives to promote diversity and inclusion, aligning with the Environmental, Social & Governance (ESG) function.

Since its creation, the Cultural Education & Inclusion Management area has established a robust governance framework that encompasses continuous communication and training initiatives. This framework is aligned with an annual diversity and inclusion calendar, which references both UN international dates and significant national dates. The area is responsible for formulating and updating policies and processes that foster an inclusive culture, tracking relevant indicators, and implementing targeted projects and initiatives to promote inclusion across various diversity pillars. At the executive level, a Diversity and Inclusion Committee was established in 2020, led by TIM's CEO and comprising all direct reports. This committee oversees the progress of processes and identifies opportunities to advance the company's diversity agenda. Recognizing the importance of employee engagement in cultural evolution, TIM launched five Affinity Groups in 2020, each dedicated to one of the diversity pillars detailed on the following page. These groups now include approximately 5,500 employees.

TIM regards workforce diversity as a cornerstone of fostering a positive experience for all individuals. The company continually strives to promote a culture of respect and inclusion among employees and within Brazilian society, reaffirming its commitment through its ESG Plan objectives. In alignment with these strategies, in 2024, TIM sustained its focus on the diversity and inclusion pillars, including:

• Gender: We are committed to achieving gender equality by empowering women, increasing female representation in leadership roles, and promoting policies and initiatives focused on employability, career development, and health and well-being. Furthermore, we actively combat violence against women through strategic partnerships and dedicated programs.

• People with disabilities: We combat ableism, promote an increasingly accessible environment, increasing hiring and supporting the career development of people with disabilities at all levels

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• LGBTI+ people: We promote a safe environment that combats LGBTI+phobia through employability programs, career development, and awareness initiatives that ensure equal treatment for people regardless of their affective-sexual orientation, gender identity, and expression.

• Race/Ethnicity: We fight racism and increase the representation of black leaders at TIM, ensuring equal opportunities, regardless of race and ethnicity.

• Generations: We value an intergenerational culture, combating ageism, valuing generational diversity in an environment of exchange and mutual learning, in addition to promoting equity actions for people 50+.

• Social Inclusion: This is not a specific pillar of the Cultural Education & Inclusion Management area, however, TIM has a strong commitment to social inclusion. With this in mind, in 2022, we started a partnership with the NGO Gerando Falcões in favor of the social and economic transformation of peripheral communities across the country, with initiatives to promote productive inclusion, bringing more technology to the communities, employability, training, and donation of resources to social projects carried out by the NGO. Between 2023 and 2024, we held 3 training classes in sales and technology, with 60 people trained for the job market and 10 hired to work in our own stores and we trained approximately 84 women from the ASMARAS project, which aims to generate more income for women who work as door-to-door salespeople in their communities for the sale of TIM chip and recharge. In addition to the training, 1000 chip + recharge and a merchandising kit with fanny pack/credit card machine holder and shirts from the program were donated.

Additionally, the "Respect Generates Respect" program, which was launched in November 2021, has seen intensified actions. Designed to prevent and address moral and sexual harassment as well as bullying, the program has continued its communication efforts and ongoing training for leadership and professionals at TIM throughout the year. The goal is to foster a safer culture and a work environment free from any form of discrimination. In the realm of support and reception, we have reinforced the communication of the social assistance service dedicated to this issue, which is available to all employees.

To support the process of acculturation and learning on topics related to Diversity and Inclusion, TIM carries out initiatives to combat unconscious biases through training for the professional public and leadership. In addition, it has the Conscious Keyboard, which works to eliminate expressions and words that carry racist, sexist, ageist, ableist and LGBTphobic connotations from everyday life. The app alerts users about the use of discriminatory words, explains the origin of the terms, and proposes substitutions. In addition, TIM also has diversity guides on the company's website that address topics such as inclusive leadership, inclusive and respectful attitudes on the LGBTI+, PCD, race, gender and generations pillars.

In recent years, TIM has implemented various initiatives such as educational and communication campaigns, adhering to the annual Diversity & Inclusion calendar that aligns with key global dates recognized by the UN and significant national dates. In addition to addressing the five primary pillars of diversity, TIM also focuses on other critical issues such as fatphobia, HIV/AIDS, and religious intolerance. One notable initiative is TIM Convida, a series of digital events accessible to the public, aimed at discussing contemporary issues related to Diversity & Inclusion, featuring speakers renowned for their expertise. Additionally, the "Chama pro TIMe" project invites employees to recommend candidates from minority groups for job opportunities at TIM. To further support these efforts, specific training is provided for leaders on Diversity & Inclusion themes and pillars. Furthermore, all new employees are required to complete mandatory training on Diversity and Inclusion as part of their onboarding process.

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During the year, we also continued with our LGBTI+, People with Disabilities, Black People, People 50+, Tech Women and Women Leaders talent pools, available to all of society, disseminated through our campaigns throughout the year and the external website.

We have evolved in the construction of affirmative career programs, such as:

•	Black Pearls, is a training and career development program for black people. It includes awareness-raising actions, training focused on personal and professional development, and preparation for management positions.
•	Pride Careers, for people in the LGBTI+ community, we invest in a career development journey with technical and behavioral skills.
•	Generational Development Program, focused on accelerating digital development and enhancing the talent of people aged 50 and over, without reinforcing stereotypes and respecting each person's history and experience.

In addition to the maintenance of the Intercompany Mentoring Program and Intercompany Mentoring Community, aimed at the development of women in leadership positions.

On the front of ecosystems and strategic partnerships, TIM continues to participate in some of the most important movements in the D&I ecosystem: UN Women; Business Coalition to End Violence Against Women, Brazil without Misogyny, Zero Femicide and the 7th edition of the Federal Government's Pro-Gender and Race Equity Program, both focused on women; Pact for Parenting of Maternity in Companies, focusing on the promotion of parental culture and gender equity; Business Coalition for Racial and Gender Equity, with a focus on the black population; LGBTI+ Business and Rights Forum, focusing on the LGBTI+ community, Generations Forum, focusing on generational diversity and the Business Network for Social Inclusion (REIS), focusing on people with disabilities.

We have intensified our efforts in combating violence against women. In partnership with Mulheres Positivos, we launched the Caminho Delas initiative in 2022. This geolocation feature within the Mulheres Positivos app provides safer routes for women. In 2023, we piloted the initiative by incorporating 11 of our stores in Rio de Janeiro and São Paulo into the Caminho Delas functionality. These stores serve as safe havens for women at risk, with teams trained to provide assistance and connect women to necessary support networks. In 2024, we expanded the initiative to all company-owned stores in Brazil and 43 partner stores, resulting in more than 200 stores and over 2,550 personnel trained in the program.

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As a result of our continuous effort, in 2024 TIM was recognized with several diversity awards and rankings:

•	Anatel Accessibility Award: for the third time, the Company was considered the most accessible operator for people with disabilities in Brazil. TIM ranked first in the Award, which is in its sixth edition and seeks to encourage greater accessibility in stores, websites and remote service of telecommunications services, in addition to voluntary actions by companies in the sector.
•	Top Employers: In the 2024 edition of the awards, we were recognized as one of the best employers in Brazil, highlighting the promotion of an inspiring work environment, based on pillars that reflect our commitment to people and excellence. We have active and transparent leadership, which fosters individual and collective growth, as well as spaces that encourage collaboration and the exchange of ideas. We prioritize Diversity, Equity, and Inclusion, with fair processes and actions that value diverse talents. We invest in continuous learning to prepare our employees for the future and offer comprehensive benefits that support well-being at every stage of life. Finally, we balance business results with a positive impact on society and the environment, reaffirming our socio-environmental commitment.
•	GPTW Diversity Rankings: in 2024 we were recognized for the best diversity practices in the ethnic-racial, 50+, LGBTQIA+ and Women categories.
•	FTSE Diversity & Inclusion (formerly Refinitiv D&I): For the fourth consecutive year, TIM is recognized as one of the most diverse and inclusive companies in the world, ranking 2nd globally in the FTSE Russell D&I Index 2024 (formerly Refinitiv D&I Index). The index is one of the main tools used by investors around the world to identify companies with advanced practices on the subject and the result represents an important milestone for the operator. This year, in addition to maintaining its position as the most inclusive and diverse operator in the telecommunications sector and leader among Brazilian companies, TIM stood out by reaching 2nd place globally.

•	IDiversa B3: TIM is the only telco listed on the new B3 index, the first in Latin America to consider gender and race criteria and recognizes companies that promote greater representation of groups such as women, black and indigenous people in the market

•	BR Equity Seal: TIM was recognized for the second consecutive year by the Human Rights Campaign Foundation for ensuring an inclusive work experience for LGBTQIA+ employees.

•	Bloomberg (GEI): No. 1 in Latin America on Bloomberg's Gender-Equality Index and No. 7 among 484 recognized companies

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•	Ethos/Época Diversity and Inclusion Survey: TIM is among the companies recognized by the Ethos Institute's Diversity Survey in partnership with Época Negócios Magazine as one of the 72 companies with the best performance in D&I. In addition, it is featured in the Telecommunications sector silver category

4.5. Long-Term Incentive Plan

The Long-Term Incentive Plan, established in accordance with the applicable laws and regulations, is designed to reward the managers and/or employees of TIM S.A. and its subsidiaries with Company-issued shares for exceptional performance. This initiative aims to promote growth, success, and the achievement of the Company's social objectives by aligning the interests of the participants with those of the Company.

On March 30, 2021, and March 28, 2024, the General Meeting of Shareholders of TIM S.A. approved the long-term incentive plans, "Plan 2021-2023" and "Plan 2024-2026," respectively. These plans are specifically designed for senior managers and individuals in key positions within the Company.

The 2021-2023 and 2024-2026 Plans include the issuance of performance shares and/or restricted shares to participants. These shares are granted based on the participant's continued employment with the Company and their achievement of specific performance goals. The number of shares awarded may be adjusted, either upward or downward, depending on performance outcomes and the distribution of dividends, in accordance with the criteria established in each Grant. Typically, performance objectives are tied to economic and financial indicators, shareholder performance metrics (such as Net Cash Flow Before Dividends, EBITDA After Lease (-) CAPEX, and Total Shareholder Return), and ESG indicators – Environmental, Social & Governance (such as the percentage of women in leadership positions, the percentage of black individuals in leadership positions, eco-efficiency, and solid waste recycling). These objectives are aligned with the goals presented to shareholders in the Triennial Plan.

The duration of the 2021-2023 and 2024-2026 Plans aligns with their respective 3-year vesting periods. These plans not only consider the transfer of shares but also provide the option of cash payments to participants, subject to prior approval by the Board of Directors.

As approved by the Company's General Meeting, the management of the Plans is the responsibility of the Board of Directors, subject to the Company's Bylaws.

The current Plans are subject by a ClawBack Policy, which mandates the return of payment, either in whole or in part, in instances where the achievement of objectives was influenced by fraudulent behavior, misconduct, or errors. This ensures that the results would have been different without such irregularities.

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This policy may be activated in the three years following the calculation or disbursement of the award object of this action or fiscal year, whichever is older. The Clawback Policy may be triggered even if the respective Participant has, on the date of the activation decision, interrupted - for any reason, including retirement - the employment or service relationship with the Company.

The activation of the Clawback Policy does not exclude the Company's right to compensation for any additional damages. It also does not exclude the possibility of initiating new measures such as disciplinary actions, termination, or any other legal actions permitted under the prevailing legislation. Thus, the activation of the Clawback Policy serves as an additional measure rather than a replacement for other potential actions that the Company may undertake.

For further clarification on the Company's Long-Term incentive plans for the fiscal year ended December 31, 2024, see Explanatory Note 27, contained in the Company's Financial Statements.

5. Network

Infrastructure continues to be one of the Company's strategic pillars. Throughout 2024, TIM reaffirmed its commitment to investing in the continuous improvement of its services and quality. The Company's goal is to consistently enhance the user experience for its customers.

As part of its spectrum utilization strategy, TIM continues its successful refarming project by expanding to the 2.1 GHz frequency band, aiming to enhance efficiency and performance. Additionally, the Company is progressing with the expansion of its fiber network, supporting the ultra-broadband convergent network and increasing the availability of FTTH (Fiber to the Home) and FTTS (Fiber to the Site) services.

TIM maintained the Biosites expansion project, reaching the end of 2Q24 with 1,860 active biosites. Biosites are sustainable structures that are lower cost, easier to install and do not cause visual impact in cities, to increase the density of sites. In the context of big data, the Company continues to constantly evolve its analysis tools based on more complete bases and a proactive approach, aiming at a more efficient targeting of investments.

In response to evolving technologies and increasing customer expectations, traditional telecommunications models are facing significant disruption. TIM is dedicated to developing, motivating, and engaging its employees by fostering a dynamic, innovative, and collaborative work environment. This approach is grounded in an agile and flexible operational model that enables the company to adapt to industry changes and enhance its corporate culture.

5.1. National Coverage

TIM's infrastructure has a national reach, becoming the first operator to extend 4G technology to 100% of the urban population in Brazil, encompassing 5,570 cities. This achievement distinguishes TIM

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as the only private service provider present in every city across the nation. Throughout Brazil, 4G connectivity remains prevalent.

Throughout 2024, TIM continued to allocate the majority of its investments to network and information technology, in line with prior years, with the objective of accommodating the increasing evolution in data consumption. Consequently, we expanded 5G coverage across the country, reaching 607 cities in Brazil. This expansion has facilitated traffic growth through a new, faster, and more efficient access network. In major cities such as Brasília, Curitiba, Fortaleza, Recife, Rio de Janeiro, Salvador, and São Paulo, the 5G service is now available in 100% of neighborhoods.

In addition, the use of the 700MHz frequency in the development of the LTE network continues to evolve, providing a significant improvement in the user experience of customers both in terms of performance, with higher download and upload speed and lower latency, and in indoor coverage, greater penetration.

5.2. Quality

For another year, TIM has consistently reinforced its commitment to service evolution and continuous quality improvement, ensuring an enhanced user experience for its customers. The ongoing focus on expanding and optimizing network infrastructure remains a pivotal aspect of our strategic business plan.

TIM has the best network in Brazil. We are present in more places than any other operator, both in 4G and 5G. And, according to the recent Open Signal report, TIM was the most awarded operator in the Mobile Network Experience Report. We won 7 of the 14 categories, leaving behind our competitors. In this exceptional result, we highlight that we have been the number one operator in the Consistent Quality ranking for three consecutive years. According to OpenSignal, an independent global seal of approval for analyzing consumers' mobile experience, this metric is the one that most connects with the customer experience.

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6. Operational Performance

6.1. Mobile Segment

At the end of 2024, TIM added 62.1 million mobile users, an increase of 1.3% YoY, which represented an increase of 810 thousand customers in net adds in the last 12 months. This result was supported by Postpaid, which continues to grow and registered an increase of 9.4% YoY in 4Q24, reaching 30.2 million customers – an increase of approximately 2.6 million customers in the last 12 months.

6.2. Fixed Segment

TIM Ultrafibra's customer base totaled 790 thousand connections in 4Q24, a decrease of 1.6% YoY. Even so, the FTTH base, the main portion of broadband, totaled 752 thousand customers, advancing 4.7% YoY.

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7. Financial Performance

7.1. Operating Income

At the end of 2024, Total Net Revenue reached R$25,448 million, compared to R$23,834 million in 2023, a growth of 6.8% YoY. This increase was driven by a 6.4% YoY rise in Service Revenue, aligning closely with the upper range of the target for 2024.

Mobile Segment Breakdown (net of taxes and deductions):

Mobile Service Revenue (MSR) increased by 6.8% YoY in 2024, totaling R$ 23,256 million. This growth reflects the robust performance of the Postpaid segment, which is attributable to the company's strategic focus on offering an attractive value proposition based on the pillars of: superior service, network quality, and competitive offers.

Detailing the performance of each mobile segment in 2024:

(i)	In 2024, Prepaid Revenue declined by 4.3% YoY. Excluding interconnection revenue, the decline in Prepaid Revenue would have been 10.1% YoY. This decrease is explained by: (i) migration of customers to postpaid plans; (ii) decrease in the recurrence of recharges; and (iii) for a more challenging comparative basis, given that in 4Q23 the price adjustment of the biweekly offer was made from R$ 15 to R$ 17 and with higher levels of rechargers
(ii)	In 2024, Postpaid Revenue grew by 8.8% YoY. The performance was driven by efficient management of the base, combining: (i) the migration of customers from prepaid to postpaid plans; (ii) an effort to reduce disconnection levels, which are historically low (ex-M2M postpaid churn rate maintained at 0.7%); (iii) continued focus on customer monetization through migration to higher-value plans; and (iv) annual price adjustment

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In 2024, the line had a decline of 18.0% YoY, an expected result that followed the reduction of the VU-M (Mobile Termination Tariff) fare amid lower incoming traffic.

In 2024, Customer Platform Revenue totaled R$ 219 million, driven by significant growth in Mobile Advertising and Data Monetization initiatives, which experienced more than a 50% increase compared to the previous year.

The Other Revenues line grew 7.8% YoY in the year, supported by the increase in new B2B IoT revenues and the expansion, for most of the year, of revenues related to network sharing contracts.

Fixed Segment Breakdown (net of taxes and deductions):

In 2024, Fixed Service Revenue increased by 3.1% YoY.

In 2024, TIM Ultrafibra's Revenue increased by 5.4% YoY, explained by the Company's more selective approach to FTTH, focusing more on the profitability of the operation.

7.2. Operating Costs and Expenses

Operating Costs and Expenses reached R$12,823 million in 2024, an increase of 7.7% YoY, as a result of a higher level of network and interconnection expenses, especially those linked to international roaming services, which were one of the main detractors of Opex throughout the year.

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Breakdown of Cost and Expense Performance:

The Personnel line reached R$ 1.486 million in 2024, up 7.7% YoY. This increase is explained by higher expenses with variable compensation and improved benefits for employees, in addition to the impact of the annual readjustment of salaries and charges.

In 2024, the Selling and Marketing line remained stable YoY (+0.1%), because of the combination of lower disbursements with commissions and in the contracting of specialized services, and higher advertising expenses, in addition to a negative impact on the annual comparison resulting from the recognition of Fistel credits in 2023.

The Network and Interconnection line grew by +11.7% YoY, with the following main factors: (i) higher expenses with international roaming services, reflecting the higher volume of traffic after the reformulation of this Postpaid service package carried out in the second half of 2023; (ii) higher spending on VAS ("Value Added Services") content providers in Postpaid and Prepaid, due to the improvement of offerings; and (iii) higher costs related to network infrastructure.

In 2024, the General and Administrative Expenses (G&A) line fell by 1.2%, benefiting from the reduction in expenses with hiring strategic consulting services and cost efficiencies generated through digitalization initiatives.

Cost of Goods Sold (COGS) totaled R$ 1,104 million, up 6.8% YoY, in line with the increase in revenue and reflecting the expansion of product sales.

The Bad Debt line closed 2023 at R$693 million, up 8.4% YoY, due to a higher postpaid base because of the addition of customers from Oi, in addition to an adjustment in the criteria and replacement of one of the collection operators.

Other operating expenses totaled R$249 million in expenses, mainly due to the reduction in the level of provisions for tax contingencies.

7.3. From EBITDA to Net Income

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Adjusted EBITDA (EBITDA – Earnings before Interest, Taxes, Depreciation, Amortization and Equity Ratio)

Adjusted EBITDA at the end of 2024 totaled R$ 12,625 million, an increase of 8.6% YoY, because of a consistent performance of Service Revenue and the Company's focus on efficient cost management. The Adjusted EBITDA Margin ended 2024 at 49.6%, increasing the result obtained in 2023 by 0.9 p.p.

Depreciation and Amortization (D&A) / EBIT

The D&A line accumulated R$7,026 million in 2024, a reduction of 1.3% compared to 2023, mainly explained by the reduction in depreciation on IFRS 16 lease rights of use, partially affected by a higher depreciation of network infrastructure and telecommunications equipment, due to the investments made throughout the year in the expansion of 5G.

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EBIT closed 2024 with a total of R$ 5,507 million, increasing by 16.7% compared to the end of 2023, with a margin of 21.6%.

Net Financial Result

Net Financial Result increased by 22.9% YoY, totaling a negative result of R$1,884 million, mainly impacted by "non-cash items", such as: (i) closing of the capitalization of interest on licenses; (ii) negative result of mark-to-market derivatives; (iii) reduction of the C6 mark-to-market; and (iv) positive effect in 1Q23 related to the renegotiation of tower lease agreements.

Income Tax and Social Contribution

The IR/CSLL totaled -R$469 million in 2024, reaching an effective rate of -13.0%.

Net Income

Net Income totaled R$ 3,154 million in 2024, compared to R$ 2,837 million in 2023. This result represented an expansion of 11.2% YoY, maintaining the pace of expansion recorded throughout the year.

7.4. Cash Flow, Debt and CAPEX

In 2024, Free Operating Cash Flow totaled R$4,435 million, down 1.2% YoY. This decrease is mainly related to Working Capital in 4Q24, mostly affected by the write-off in 4Q23 of the judicial deposit for the closing of the dispute for the closing price adjustment of Oi Mobile, in the amount of R$670 million, and whose impact benefited this line last year. The line would have grown 16.1% YoY, driven by the expansion of EBTIDA-AL (-) Capex and a more positive dynamic of Working Capital, removing the effects of the conclusion of the dispute for the closing price of Oi Mobile.

Net cash generated by operating activities totaled R$12,332 million, representing a reduction of 0.7% compared to 2023.The impact is generated by the write-off related to Oi's closing price in the amount of R$670 million, and whose impact benefited this line last year.

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Net cash invested in investment activities was negative at R$4,954 million, explained by a higher volume of investments in securities.

Net cash invested in financing activities in 2024 was negative R$7,197 million, impacted by higher amounts in the new loan line.

CAPEX

In 2024, Capex totaled R$4,550 million, representing an increase of 1.0% YoY, within the established target, in the range between R$4.4 and R$4.6 billion.

DEBT AND CASH

Debt Profile

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Net Debt

Debt by maturity

Total Debt (post-hedge) totaled R$16,206 million at the end of 2024, reflecting a reduction of R$473 million compared to the previous year. This decrease mainly reflects the liquidation of part of the short-term financial debt that occurred throughout 2024, which was offset by an increase in the Total Lease line.

Cash and Securities positions totaled R$5,693 million at the end of December 2024, representing an increase of 13.0% YoY, reflecting the improvement in the Company's operating performance.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

8. Environmental, Social and Governance (ESG or ESG)

Solid ESG Path

TIM is a pioneer in ESG (Environmental, Social & Governance) issues in the Telecommunications sector in Brazil. For 17 years, the Company has been part of the B3 Sustainability Index Portfolio (ISE-B3), being the company in the sector that has been included in the Index for the longest time. In 2024, TIM was once again recognized as one of the most sustainable companies in the world by S&P Global ESG, the organization responsible for the Dow Jones Sustainability Index (DJSI), being included in the Sustainability Yearbook.

Since 2011, TIM has voluntarily been part of the Novo Mercado, the highest level of corporate governance on the Brazilian Stock Exchange, in addition TIM is the first and only telecommunications operator named as a Pró-Etica company by the Controladoria Geral da União (CGU) for three consecutive editions.

As a signatory to the UN Global Compact since 2008 and to UN Women since 2021, TIM develops projects connected to the Sustainable Development Goals (SDGs) and recognizes the rights to data privacy, secure internet, access to information and freedom of expression as essential and non-negotiable.

TIM has established itself as a benchmark in promoting diversity and inclusion at both the national and international levels. The company has set goals, made commitments, and implemented numerous initiatives addressing gender, race, LGBTI+ individuals, generations, and people with disabilities, among other themes. In 2021, TIM became the first Brazilian operator to be included in the FTSE Russell D&I Index (formerly the Refinitiv Diversity & Inclusion Index), achieving the top position globally in the telecom sector, a distinction it maintained in 2022 and 2023. TIM was also the first operator to receive the GSMA's Diversity in Tech international award, recognizing organizations worldwide for their practices promoting equality, diversity, and human rights in the technology sector. In 2024, TIM continued to stand out as the only operator to be included in B3's IDIVERSA portfolio for the second consecutive year, the first index of the Brazilian Stock Exchange to consider gender and race criteria for company selection.

Recognized with the Top Employers seal for the fourth consecutive year, TIM also consolidates itself as one of the companies with the best HR practices. The certification is the result of an independent audit by the Top Employer Institute, an international institute with 30 years of experience in 120 countries. Since 2023, the Company has also been part of B3's GPTW Index, which considers companies certified by Great Place to Work (GPTW) as the best environments to work in Brazil.

TIM has been responding to the Carbon Disclosure Project (CDP) – the world's largest database on Greenhouse Gases related to Climate Change – since 2010, and registers its emissions in the Public Emissions Registry of the Brazilian GHG Protocol Program. In 2024, TIM became part of CDP's select group of companies "A List 2023". Through the TIM Group, it has also joined the Science Based Target

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Initiative (SBTi) and aligned its approach to climate risks with the recommendations of the Task Force on Climate related Financial Disclosures (TCFD).

For more information on TIM's actions for mitigation and adaptation on climate change issues, see our report by the Task Force on Climate-related Financial Disclosures (TCFD).

Since 2004, TIM has presented its performance through sustainability indicators and since 2018 it has published reports in accordance with the guidelines of the Global Reporting Initiative (GRI). As of 2021, the Company started to call this publication the ESG Report and continues with its commitment to transparency and accountability to its stakeholders, organizing the report in the three pillars: Environmental, Social and Governance. The Report is also provided by an independent third party.

Our Social Responsibility Policies, Human Rights, Diversity, Environment, Climate Change Management, Corporate Risk Management, Anti-Corruption, Supplier Relations, Occupational Health and Safety, Privacy, among others, are publicly available for the free consultation of our stakeholders.

In compliance with the General Data Protection Law, in force in Brazil since 2020, TIM works to ensure the privacy of customers, protect their personal data and maintain an increasingly transparent relationship. More information at the Privacy Center on TIM's website.

In 2013, TIM founded Instituto TIM with the mission of democratizing access to science, technology and innovation to promote human development in Brazil. More than 700 thousand people from all states and the Federal District have already benefited from the Institute's education and inclusion projects and have even been awarded internationally (Governarte Award – IDB 2015).

Due to its solid performance in ESG, TIM is part of national and international indices and ratings, such as the Corporate Sustainability Index (ISE B3), the Carbon Efficient Index (ICO2 B3), the Brazil ESG Index (S&P/B3), the S&P Global LargeMidCap ESG Indices, the B3 GPTW Index (IGPTW B3), the B3 Diversity Index (IDIVERSA B3), the CDP Brazil Climate Resilience Index (ICDPR-70), FTSE Russell D&I Index, FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI ACWI ESG Leaders, MSCI Emerging Markets ESG Leaders, Teva Women in Leadership Index, Women on Board seal, among others, in addition to being certified by ISO 9001 (since 2000), ISO 14001 (since 2010), ISO 37001 (since 2021) and ISO 27001 (since 2022).

Material Themes

In 2024, TIM updated its materiality matrix to reflect new trends, considering impacts from both financial and socio-environmental perspectives, commonly referred to as double materiality. Impact materiality addresses issues that significantly affect the economy, environment, and society due to TIM's activities and operations. Meanwhile, financial materiality focuses on environmental, social, and governance issues that substantially influence the company's financial performance and its capacity to generate value.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The development of the new materiality matrix included several critical stages: stakeholder mapping, context analysis, materiality territory definition, stakeholder research, consolidation, prioritization of themes, and validation.

TIM will release its new materiality matrix in the publication of the 2024 ESG Report, available at https://ri.tim.com.br/esg/relatorios-esg/.

9. Corporate Governance

9.1. Company listed on the Novo Mercado for 14 years and has been part of the ISE portfolio for 17 consecutive years

On August 3, 2011, TIM joined the "Novo Mercado", a segment that concentrates companies committed to the best corporate governance practices.

The migration to the Novo Mercado resulted in benefits for all shareholders. The required rules, in line with the best corporate governance practices in markets such as the United States and Europe, enhance greater liquidity and stock appreciation, allowing broader access to international markets, in addition to promoting the strengthening of the institutional image and increased confidence in the Company.

Furthermore, TIM is part of an exclusive group of companies included in the portfolios of the Corporate Governance Index (IGC), the B3 Differentiated Tag Along Stock Index (ITAG), and the Corporate Sustainability Index (ISE) for 17 consecutive years. This inclusion highlights TIM's commitment to managing risks arising from economic, environmental, and social developments. Additionally, TIM is distinguished as the first and only telecommunications operator recognized as a Pró-Ética company by the Office of the Controladoria Geral da União (CGU).

9.2. Corporate Governance at TIM

TIM is a publicly-held corporation, managed by a Board of Directors and a Board of Executive Officers and supervised by a Fiscal Council. The Board of Directors, in turn, is assisted by advisory committees, namely, the Statutory Audit Committee, the Control and Risk Committee, the Compensation Committee and the Environmental, Social & Governance Committee.

The duties and responsibilities of the members of the Board of Directors, the Board of Executive Officers, the Fiscal Council and the advisory committees to the Board of Directors are determined in Brazilian law, in the Company's Bylaws, in the Novo Mercado Listing Regulations, and in the Internal Regulations of each corporate body.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

As active and responsible members of the community in which they operate, the Company and its managers must guide their actions by legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business based, in addition to ethics and loyalty, on good faith, the Company seeks to: (i) act with transparency in business, (ii) promote loyalty in competition; (iii) excellence in competitiveness in the market; (iv) serve the well-being and growth of the community in which it operates; (v) improve its human resources; and (vi) promote sustainable development.

9.3. Board of Directors

The Board of Directors (CDA) is composed of at least five (5) and at most nineteen (19) members, with a two-year term of office, with reelection permitted. On December 31, 2024, the Board of Directors was composed of ten (10) members, four (4) of whom were independent. In 2024, the CDA met 10 (ten) times in the exercise of its functions.

All decisions made by the Board of Directors are recorded in minutes, published and recorded in the Board of Directors' minutes book, filed at the Company's headquarters.

The Board meets ordinarily at least six (6) times a year and at most twelve (12) times, and also extraordinarily, upon call made by its Chairman, or by any two Directors, or by the Company's Chief Executive Officer. The Chairman of the Board may invite any member of the Board of Executive Officers, other executives of the Company, as well as third parties who may contribute with opinions or recommendations related to the matters to be resolved to participate in the meetings of the body. Those invited to participate in Board meetings do not have the right to vote.

The Board of Directors has four (4) advisory committees, all directly linked to it: the Statutory Audit Committee, with rules set forth in the Company's Bylaws, the Compensation Committee, the Control and Risk Committee and the Environmental, Social & Governance Committee, with the possibility of one or more members participating in the Committees. simultaneously.

9.4 Board of Directors

The Board of Executive Officers (Executive Board) is the Company's representative and executive management body and is composed of a minimum of three (3) and a maximum of twelve (12) officers, elected by the Board of Directors for a two-year term, with reelection allowed, and may be removed by the same body at any time. On December 31, 2024, the Company's Executive Board was composed of six (6) members. In 2023, the Board of Directors met forty-two (42) times in the exercise of its functions.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

9.5. Fiscal Council

The Fiscal Council (CF) is the body that supervises the acts of the Company's management and informs shareholders and must operate permanently. The Fiscal Council is composed of a minimum of three (3) and a maximum of five (5) sitting members, each with a respective alternate, shareholders or not, elected by the Shareholders' Meeting. All elected members are independent professionals recognized by the market, who do not maintain any other relationship with the Company. On December 31, 2024, the Company's Fiscal Council was composed of three (3) sitting members and an equal number of alternates. In 2024, the CF met 8 (eight) times in the exercise of its functions.

9.6. Statutory Audit Committee

The Statutory Audit Committee (CAE) is a collegiate advisory body, directly linked to the Board of Directors, composed of at least three (3) and at most five (5) members, all independent. Currently, the CAE is composed of 3 (three) members.

The purpose of the CAE is to supervise the quality and integrity of financial reports, adherence to legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of auditors, both internal and independent, as well as to supervise and evaluate the execution of contracts of any nature between the Company or its subsidiaries. on the one hand, and the controlling shareholder or its subsidiaries, affiliates, subject to common control or controlling companies of the latter, or that otherwise constitute parties related to the Company, on the other hand. In addition to its ordinary duties, the CAE also performs the function of the Company's Audit Committee, in accordance with the provisions of the Sarbanes-Oxley Act, to which the Company is subject as a company registered with the US Securities and Exchange Commission – SEC. In 2024, the CAE met 17 (seventeen) times in the exercise of its functions.

The members of the CAE reviewed the Financial Statements, along with the Independent Auditor's Report and Management's Annual Report, for the fiscal year ending December 31, 2024 ("2024 Annual Financial Statements"). Based on the information provided by the Company's Board of Executive Officers and the external audit firm Ernst & Young Auditores Independentes S/S. ("EY"), as well as the proposal for the allocation of the results for the 2024 fiscal year, the CAE concluded that these documents accurately reflect the financial and equity positions of the Company and its subsidiaries in all material respects. Consequently, they unanimously recommended the approval of the aforementioned documents by the Company's Board of Directors, for submission to the Annual General Meeting of Shareholders, in accordance with the Brazilian Corporation Law.

9.7. Control and Risk Committee

The Control and Risk Committee (CCR) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least three (3) and at most five (5) members of the Company's Board of Directors, and has, among others, the purpose of advising the CDA in the evaluation of internal control and risk management measures. and compliance with governance rules. On December 31, 2024, the CCR was composed of five (5) members, two (2) of whom were independent. Throughout 2024, the CCR met nine (9) times in the exercise of its functions.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

9.8. Compensation Committee

The Compensation Committee (CC) is a collegiate advisory body directly linked to the Board of Directors. It must be composed of at least three (3) and at most five (5) members of the Company's Board of Directors. The primary purpose of the CC is to advise the Board of Directors on proposals for the allocation of global compensation approved by the Shareholders' Meeting and to establish criteria for the remuneration of the Company's statutory officers and senior executives. As of December 31, 2024, the CC was composed of three (3) members, one (1) of whom was independent. Throughout 2024, the CC convened four (4) times to fulfill its functions.

9.9. Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee (CESG) is a collegiate advisory body, directly linked to the Board of Directors. It must be composed of at least three (3) and at most five (5) members of the Company's Board of Directors. The CESG's purpose is to advise the CDA in developing and implementing the strategy and principles of Environmental, Social & Governance, including, among other activities, recommending the Company's guidelines and strategy applicable to the management of environmental, social, and governance issues. As of December 31, 2024, the CESG comprised five (5) members, of whom two (2) were independent. Throughout 2024, the CESG convened four (4) times to carry out its functions.

9.10. Shareholding Structure

The Company ended 2024 with capital stock in the amount of R$ 13,477,890,507.55, represented by 2,420,804,398 common shares. TIM Brasil Serviços e Participações S.A. holds the controlling interest in TIM with approximately 67% of the shares.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

9.11. Dividend Policy

According to the Bylaws and the Profit Allocation Policy, approved by the Board of Directors on July 26, 2021, the Company must distribute as a mandatory dividend, for each fiscal year ended December 31, provided that there are amounts available for distribution, the amount equivalent to 25% of adjusted net income.

It is mandatory to maintain a legal reserve, to which the Company must allocate 5% of the net profits of each fiscal year, until the amount of this reserve is equivalent to 20% of the capital.

The distribution of annual dividends is decided by the Annual General Meeting.

The table below summarizes all payments as Interest on Equity ("Interest on Equity") made by TIM S.A. throughout 2024:

Approval Date	Payment Date	Ex-right date	Nature	Unit Price (R$)	Total Amount (R$)
19/03/2024	22/04/2024	25/03/2024	JSCP	R$ 0.082636124	R$ 200,000,000
14/06/2024	23/07/2024	24/06/2024	JSCP	R$ 0.124069241	R$ 300,000,000
17/09/2024	23/10/2024	24/09/2024	JSCP	R$ 0.123945910	R$ 300,000,000
17/12/2024	23/01/2025	24/12/2024	JSCP	R$ 0.268528123	R$ 650,000,000
Total					R$ 1,450,000,000

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Thus, TIM declared a total amount of R$ 1,450 billion in JCP in 2024. In addition, additional complementary dividends will be proposed for the 2024 fiscal year, in the amount of R$ 2,05 billion, to be approved at the Company's Annual General Meeting.

9.12. Fiscal Year and Subsequent Events

TERMINATION OF SHARE BUYBACK PROGRAM AND APPROVAL OF A NEW PROGRAM

On July 30, 2024, TIM S.A. informed that its Board of Directors became aware of the termination of the Share Buyback Program, previously approved at the meeting of the Company's Board of Directors on June 12, 2022 ("Program 6"). During the period of Program 6, 4,672,400 (four million, six hundred and seventy-two thousand, four hundred) common shares of the Company were acquired at an average price of R$ 16.44, to meet the obligations arising from the Long-Term Incentive Plan based on shares and directed to the Company's executives. On the same date, the Company's Board of Directors approved a new share buyback program issued by the Company ("Program 7"). For more details on the conditions of Program 7, see the Material Fact released to the market on July 30, 2024, available in the filing section of the IR website.

10. Independent Audit

In 2024, Ernst & Young Auditores Independentes Ltda. provided audit services for our financial statements and other non-audit services, which are related to the review of the Company's Sustainability Report.

Such services did not exceed the threshold of 5% of the total fees related to the external audit service.

In the understanding of the external auditors, the provision of other professional services not related to the external audit, described above, does not affect the independence or objectivity in the conduct of the audit examinations carried out. The independent auditors have internal processes to ensure that these other services are evaluated internally, as well as pre-approved before submitting any proposal to TIM.

The Company also highlights that it is subject to a policy, approved by the Board of Directors on 09/24/2021, which regulates the process of hiring external auditors as well as any services not related to the audit of the financial statements, establishing, among other things, that the hiring must be submitted to the prior analysis of the Statutory Audit Committee (CAE) of the Parent Company. This document also defines an exemplifying list of services not related to auditing whose contracting is prohibited.

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2024 MANAGEMENT REPORT AND EARNINGS ANALYSIS

11. Capital Markets

The common shares of TIM S.A. are traded on the São Paulo Stock Exchange (B3) under the ticker TIMS3 and the ADRs, American Depositary Receipts, on the New York Stock Exchange (NYSE), under the ticker TIMB.

The São Paulo Stock Exchange Index (Ibovespa) ended 2024 at 120,283 points, accumulating a drop of 10.36% when compared to the previous year, and a market value of R$ 3.6 trillion.

The Company ended 2024 with its common shares quoted at R$14.48 on B3, down 19.2% YoY, while ADRs on the NYSE closed at $11.76, down 36.3% YoY. In market value, TIM closed the year valued at R$35.0 billion or US$5.6 billion.

Final Considerations

TIM S.A., with the permanent objective of maintaining continuous, balanced and sustainable growth. The company expresses its gratitude to its loyal customers, business partners, suppliers, and financial institutions for their unwavering support and trust. Special thanks are extended to the dedicated employees, whose efforts have been instrumental in meeting our goals. Lastly, we convey our appreciation to our shareholders for their confidence in our management and strategic direction.

The Management

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A. on December 31, 2024 (66.59% on December 31, 2023).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On December 31, 2024, TIM holds a 49% equity interest (49% on December 31, 2023) in the company I-Systems (associate) and held 100% on December 31, 2022 in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. Considering that the merger by TIM, through Act 3535/2023, which transferred the SMP grants associated with it, and its consequent extinction, for all purposes and effects, on April 1, 2023, consequently, TIM S.A., does not have equity interests in Cozani on December 31, 2024.

1.2. Corporate Reorganization

1.2.1. Business combination and merger of Cozani

On April 20, 2022, TIM, together with other Buyer companies (Claro S.A. and Telefônica Brasil S.A.), after complying with the prior conditions established by CADE and ANATEL, concluded the acquisition transaction of Oi Móvel S.A. – Under Court-Ordered Reorganization (“Seller”, “Assignor” or “Oi Móvel”). Due to this, TIM now holds 100% of Cozani’s share capital, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

The total consideration recorded for the acquisition of Cozani was R$ 7,211,585, with Cozani’s shareholders’ equity recorded at fair value of R$ 4,575,159, with the identification of capital gains on assets related to radio frequencies, in the amount of R$ 3,038,951, and customer portfolio, in the amount of R$ 253,629, leaving goodwill on the acquisition of R$ 2,636,426, which comprises the value of the future economic benefits arising from the expected synergies resulting from the acquisition.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The recognized goodwill has already been deducted for tax purposes since the date of the corporate acquisition of the company Cozani by TIM S.A., which took place on April 1, 2023. This merger took place after due approval by Anatel in February 2023 by Act 3535/2023 and acknowledgment by the Board of Directors of TIM S.A. on March 31, 2023 that said merger and consequent extinction of Cozani are effective on April 1, 2023.

The purpose of the merger was to streamline TIM S.A.’s corporate structure, eliminate overlapping authorizations for exploring the SMP service, standardize the services provided by the Companies, optimize operating costs and efficiently allocate investments.

The changes in Cozani’s equity between the date of the report (December 31, 2022) and the merger (April 1, 2023) were incorporated into the balance sheet of TIM S.A., as set forth in the protocol of merger. As a result of the merger, all operations of Cozani were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law.

As of December 31, 2022, of the agreed purchase amounts, the Company had the following balances of outstanding contractual obligations:

(i)	R$ 634.3 million withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. The amount remained fully retained by the Company until October 4, 2022, when an injunction was issued ordering TIM to deposit the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A.

(ii)	The amount of R$ 77 million recognized as contingent consideration.

On October 4, 2023, the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

Considering the TIM Adjusted Final Price, the Company recovered a portion corresponding to half of the amount that had been deposited in court and subsequently transferred it to the Arbitration Chamber (equivalent to approximately R$ 317 million on the closing date, updated by the 100% of the CDI change until the deposit in court, plus interest and/or inflation adjustment, applicable until the date of the respective redemption), and the remaining amount was redeemed by the Seller as part of the purchase price of the UPI Ativos Móveis assigned to the Company.

Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the decrease in the consideration, corresponding to the half of the amount in court, was recorded in the income (loss) for the year on the date of approval of the agreement (October 2023), under “other operating revenues (expenses)”.

After this agreement, the Company was free of any obligations mentioned in items (i) and (ii).

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

2.	Basis of preparation and presentation of financial statements

The financial statements were prepared and are being presented according to the accounting practices adopted in Brazil, which comprise the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), currently named “IFRS Accounting Standards” by the IFRS Foundation.

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its financial statements. Accordingly, relevant information of the financial statements is being evidenced and corresponds to the information used by management when administrating.

The significant accounting policies applied in the preparation of these financial statements are below and/or presented in its respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The financial statements were prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

As a result of the merger of Cozani by TIM S.A., which occurred on April 1, 2023 (see Note 1), all Cozani's operations were transferred to TIM S.A. As a result, as of this date, there are no longer consolidated balance sheets, with only consolidated information on income and operations being presented up to the end of year 2023.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

The Company had a net profit of R$  3,153,881 on December 31, 2024. The company’s current liabilities exceeded total current assets by R$ 164,319. The Company has been recovering its working capital position through operating cash flow. On December 31, 2024, the Company’s shareholders’ equity is positive by R$ 26,404,636.

 In connection with the preparation of these financial statements, Company’s Management made analyses which confirms that the cash generated by operations up to December  31, 2024 is positive by R$ 12.5 billion; therefore, there is no evidence of uncertainties about the going concern.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to the financial statements as a whole.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b. Functional and presentation currency

The currency of presentation of the financial statements is the Real (R$), which is also the functional currency of the Company and its associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group’s strategy is focused on optimizing results, and all the operating activities of the group are concentrated in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any resulting difference as a gain or loss is recorded in income (loss). Any retained investment is recognized at its fair value on the date control is lost.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Acquirer must measure the non-controlling interest in the acquiree at the fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value on the acquisition date, regardless of the proportion of any non-controlling interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a gain from bargain purchase once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

59

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

f.	Approval of financial statements

These financial statements were approved by the Board of Directors of the Company on February 10, 2025.

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended December 31, 2024.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 (equivalent to CPC 32 – Income Taxes) were introduced in response to the OECD Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and

•       Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

Pursuant to paragraphs 88C and 88D of CPC 32 - Income Taxes, the Company informs that it is assessing the possible impacts arising from the Pillar Two legislation, a global initiative of the Organization for Economic Cooperation and Development (“OECD”). This legislation establishes a minimum tax rate for large corporate groups that fall within the scope of said rules, which must calculate their effective tax rate in each country where they operate. In the context of this regulation, this rate is called the “GloBE Effective Tax Rate”.

If the GloBE Effective Tax Rate of any entity in the economic group, considered by jurisdiction in which the group operates, is lower than the minimum rate of 15%, the multinational will undertake to pay an additional tax on income, referring to the difference between its effective GloBE rate and the established minimum rate.

This rule was initially introduced by Provisional Act 1262 of October 3, 2024 and was subsequently subject to Law 15079 of December 27, 2024, which creates the Additional Social Contribution on Net Income (CSLL) in the process of adapting Brazilian legislation to the Global Rules Against Base Erosion –- GloBE Rules as of 2025.

The aforementioned rules will apply to our group as of 2025, given that its constituent entities have earned revenues in excess of seven hundred and fifty million euros (€ 750,000,000.00) in the Consolidated Financial Statements of the Final Investing Entity in the last four (4) years. The Company is carrying out studies to verify possible impacts of the application of Pillar Two. Given that our analyses are ongoing, any material impacts will be reflected in the next financial statements.

60

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Amendments to IFRS 16: Lease liabilities in a Sale and Leaseback

(Sale and leaseback transaction)

In September 2022, the IASB issued amendments to IFRS 16 (equivalent to CPC 06 – Leases) to specify the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction, aiming to ensure that the seller-lessee does not recognize any gain or loss that relates to the right of use that it maintains.

The amendments are effective for annual financial statement periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the initial application date of IFRS 16 (CPC 06). Early adoption is allowed and this fact must be disclosed.

The Company have not identified any significant impact on the financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to Paragraphs 69 to 76 of IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements) to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following:

•	What is meant by the right to postpone settlement.
•	That the right to postpone must exist at the end of the financial reporting period.
•	That the classification is not affected by the likelihood that an entity will exercise its right of postponement.
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.

Moreover, a disclosure requirement was introduced when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement depends on the fulfillment of future covenants within twelve months.

The amendments apply to annual financial statements periods starting on or after January 1, 2024 and must be applied retrospectively.

The Company has not identified changes that have a significant impact on the financial statements.

Supplier financing agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows) and IFRS 7 (equivalent to CPC 40 (R1) - Financial Instruments: Disclosures) to clarify the characteristics of supplier financing arrangements and require additional disclosures of those arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of supplier financing arrangements on an entity’s obligations, cash flows and liquidity risk exposure.

61

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The amendments are effective for annual financial statement years starting on or after January 1, 2024.

As a result of the implementation of the changes, the Company provided additional disclosures on its supplier financing agreement. See Note 19.

The following new standards were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), but are not effective for the year ended December 31, 2024. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

IFRS 18: Presentation and disclosure of financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Moreover+, entities are required to classify all income and expenses within the statement of income in one of five categories: operating, investment, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires the disclosure of performance measures defined by management, subtotals of income and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and notes.

Furthermore, restricted scope amendments were made to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows), which include changing the starting point for determining cash flows from operations using the indirect method, from “income or loss for the period” to “operating income +r loss” and removing the option to classify cash flows from dividends and interest. In addition, there are consequent amendments in several other standards.

IFRS 18 and the amendments to the other standards are effective for reporting periods beginning on or after January 1, 2027, with early adoption permitted, and must be disclosed, although in Brazil early adoption is not allowed. IFRS 18 will be applied retrospectively.

The Company is currently working to identify all the impacts that the changes will have on the primary financial statements and notes to the financial statements.

IFRS 19: Subsidiaries without Public Liability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to opt to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary, as defined in IFRS 10 (CPC 36 (R3) – Consolidated Statements), must not have public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use, that comply with IFRS accounting standards.

62

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

IFRS 19 will come into force for reporting periods beginning on or after January 01, 2027, with early adoption permitted.

As the Company’s equity instruments are publicly traded, it is not eligible to apply IFRS 19.

Amendment to IFRS 9 – Disclosure of quantitative information for contractual terms

In May 2024, the IASB issued amendments to IFRS 9 related to financial assets, establishing that entities must disclose quantitative information, such as a range of possible changes in contractual cash flows. This means that entities need to provide both qualitative and quantitative information about the contractual terms that may impact the value of said cash flows. For example, possible changes in contractual interest rates arising from contingent events associated with ESG (environmental, social and governance) targets must be disclosed.

The amendments are effective for annual financial statement periods starting on or after January 1, 2026.

The Company is assessing the impacts to ensure that all information complies with the standard.

IAS 21 – Effects of changes in exchange rates and translation of financial statements

In March 2024, the IASB issued an amendment regarding Lack of Exchangeability, seeking to define the concept of convertible currency and provide guidance on procedures for non-convertible currencies, determining that convertibility should be assessed at the measurement date based on the purpose of the transaction. If the currency is not convertible, the entity must estimate the exchange rate that reflects market conditions. In situations with multiple rates, the one that best represents the settlement of the cash flows should be used.

The pronouncement also highlights the importance of disclosures about non-convertible currencies, so that users of the financial statements understand the financial impacts, risks involved and criteria used in estimating the exchange rate.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

It is not expected that the amendments will have a material impact on the Company’s financial statements.

CPC 18 (R3) - Investment in associated company, subsidiary and joint venture

In September 2024, the Accounting Pronouncements Committee (CPC) amended Technical Pronouncement CPC 18 (R3) to align Brazilian accounting standards with the IASB’s international standards.

CPC 18 currently allows the equity method (MEP) in the measurement of investments in subsidiaries in the Separate Financial Statements, following changes in international standards. This convergence harmonizes the accounting practices adopted in Brazil with the international ones, without generating material impacts, only editorial and normative adjustments.

63

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The amendments are effective for financial statement periods starting on or after January 1, 2025.

It is not expected that the amendments will have a material impact on the Company’s financial statements.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of financial statements.

By definition, resulting accounting estimates are seldom equal to the respective taxable income. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(b)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(c)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

(d)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 18), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

64

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

4.	Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized cost or at fair value through profit or loss, respectively.

Company’s Management classifies its financial assets upon initial recognition.

	Parent Company
	2024	2023

Cash and banks	81,177	37,029
Free availability financial investments:
CDB’s / Repurchases	3,177,566	3,040,902

	3,258,743	3,077,931

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. These securities can be traded during the contracted term, at any time, which gives them high liquidity, their adjustment is linked to the percentage of the Bank Deposit Certificate (CDI), there is no risk of significant impairment in their value and they are used to fulfill the Company’s short-term obligations.

The average remuneration of CDB investments in 2024 is 101.09% p.a. (101.88% on December 31, 2023) of the variation of the interbank deposit certificate – CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent Company
	2024	2023

FUNCINE(i)	15,241	12,949
Fundo Soberano(ii)	2,404	1,840
FIC: (iii)
Government bonds(a)	1,716,706	1,203,968
CDB(b)	18,897	47,464
Financial bills(c)	394,343	303,131
Other (d)	302,091	402,087
	2,449,682	1,971,439

Current portion	(2,434,441)	(1,958,490)
Non-current portion	15,241	12,949

65

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) Since 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2024 was 1.47% p.a. (0.05% p.a. on December 31, 2023).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2024 was 99.20% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.37% on December 31, 2023).

(iii) The Company invests in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2024 was 105.14% p.a. of the variation of the Interbank Deposit Certificate - CDI (102.18% p.a. on December 31, 2023).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2024 and December 31, 2023.

Amounts expected to be received in more than 12 months are classified as long-term.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2023).

66

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	2024	2023
Trade accounts receivable	4,815,750	3,908,773

Gross accounts receivable	5,486,319	4,538,512

Billed services	2,481,786	2,237,551
Unbilled services	1,302,906	1,036,339
Network use (interconnexion)	992,414	750,054
Sale of goods	684,858	494,279
Contractual assets (Note 23)	24,027	19,957
Other accounts receivable	328	332

Provision for expected credit losses	(670,569)	(629,739)

Current portion	(4,677,935)	(3,709,766)
Non-current portion	137,815	199,007

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company
	2024	2023

Opening balance	629,739	562,090
Balance of merged company (Note 1.2)	-	23,737
Supplement to expected losses	693,122	620,667
Write-offs of provision	(652,292)	(576,755)
Closing balance	670,569	629,739

67

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The aging of accounts receivable is as follows:

	2024	2023

Total	5,486,319	4,538,512

Falling due	3,917,182	3,291,399
Overdue (days):
≤30	372,836	302,042
≤60	123,183	118,333
≤90	149,653	107,759
>90	923,465	718,979
7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company
	2024	2023

Total inventory	293,529	331,783

Inventories	310,054	346,207
Cell phones and tablets	187,866	203,596
Accessories and prepaid cards	98,868	113,363
TIM chips	23,320	29,248

Losses on adjustment to realizable value	(16,525)	(14,424)
8.	Income tax and social contribution

8.a	Recoverable income tax and social contribution

	Parent Company
	2024	2023

Recoverable income tax and social contribution	326,256	713,279

Income tax	200,802	429,461
Social contribution	125,454	283,818

Current portion	(111,376)	(494,382)
Non-current portion	214,880	218,897

68

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

In September 2021, the Federal Supreme Court (“STF”), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Up to December 31, 2024, the total monetary restatement recognized was R$ 128 million. In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and in September 2023, the Company obtained credit approval from the Brazilian Federal Revenue Service.

In September 2023, the company carried out the reclassification between asset accounts (Recoverable income tax and social contribution x Deferred income tax and social contribution) amounting R$ 156 million. Recognizing deferred taxes on tax losses and negative CSLL bases in the amounts of R$ 114 million and R$ 42 million, respectively. Moreover, in the same period, TIM reclassified R$ 470 million of credits to current assets. In 2023 and 2024, the company used R$ 151 million and R$ 231 million, respectively, of these credits to offset federal taxes.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2024, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent Company
	2024	2023

Income tax and social contribution payable	46,610	64,407

Social contribution	46,610	64,407

Current portion	(46,610)	(64,407)

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only according to the profitable track record and/or when based on the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

69

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

On December 31, 2024 and 2023, the rates in force were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company
	2024	2023

Tax loss carryforwards and negative basis of social contribution	12,132	201,227
Temporary differences:
Provision for legal and administrative proceedings	536,550	499,603
Provision for expected credit losses	257,645	242,160
Taxes with enforceability suspended(i)	1,230,521	948,808
Derivative financial instruments	(274,140)	(236,259)
Capitalized interest - 4G and 5G	(246,621)	(281,721)
Adjustments to standard IFRS 16 (ii)	730,015	675,817
Accelerated depreciation (iii)	(990,374)	(891,051)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	269,172	378,601
Amortized Goodwill – Cozani	(388,245)	(231,894)
Other assets	287,234	306,936
Other liabilities	(92,779)	(105,256)
	1,081,633	1,257,494

Deferred active tax portion	3,323,269	3,205,814
Portion of deferred tax liability	(2,241,636)	(1,948,320)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022, 2023 and 2024 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020, 2021, 2022, 2023 and 2024 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represents the addition of new lease contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (interest and depreciation) and tax expense (provision of service), under the terms of the current legislation.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 990 million until December 31, 2024 (R$ 891 million up to December 31, 2023).

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

70

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets recognized by Cozani before its acquisition in April 2022.

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used deferred credits arising from tax losses and negative social contribution bases in the amount of R$ 189 million as of December 31, 2024 (R$ 105 million as of December 31, 2023).

8.d Expense with current and deferred income tax and social contribution

	Parent Company		Consolidated
	2024	2023	2023
Current income tax and social contribution taxes
Income tax for the year	(426,340)	(248,534)	(248,792)
Social contribution for the year	(200,270)	(67,095)	(67,190)
Tax incentive – SUDENE/SUDAM(i)	333,359	235,753	235,753
	(293,251)	(79,876)	(80,229)
Deferred income tax and social contribution
Deferred income tax	(159,994)	(123,045)	(180,709)
Deferred social contribution	(15,337)	(64,915)	(85,673)
	(175,331)	(187,960)	(266,382)
	(468,582)	(267,836)	(346,611)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	Parent Company		Consolidated
	2024	2023	2023

Profit before income tax and social contribution	3,622,463	3,105,258	3,184,033
Combined tax rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(1,231,637)	(1,055,788)	(1,082,571)

(Additions) / exclusions:

Equity in earnings	(28,059)	21,788	(30,364)
Non-taxable revenues	12,848	16,573	16,573
Non-deductible expenses	(60,670)	(25,069)	(25,069)
Tax incentive – SUDENE/SUDAM(i)	333,359	235,753	235,753
Tax benefit related to interest on shareholders’ equity allocated	493,000	544,000	544,000
Other amounts	12,577	(5,093)	(4,933)
	763,055	787,952	735,960
Income tax and social contribution recorded in income (loss) for the year	(468,582)	(267,836)	(346,611)
Effective rate	12.94%	8.63%	10.89%

71

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(i)	As mentioned in Note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.
9.	Taxes, fees and contributions to be recovered

	Parent Company
	2024	2023

Taxes, fees and contributions to be recovered	1,853,456	1,818,306

ICMS(i)	1,235,119	1,372,681
PIS/COFINS(ii)	330,019	164,508
IRRF (Withholding income tax) on interest earning bank deposits	93,008	81,445
Other	195,310	199,672

Current portion	(946,103)	(943,767)
Non-current portion	907,353	874,539

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii) The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

72

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

10.	Prepaid expenses

	Parent Company
	2024	2023

Prepaid expenses	562,141	377,405

Advertisements not released (i)	20,331	13,047
Rentals and reinsurance	83,603	69,759
Incremental costs for obtaining contracts with customers (ii)	188,269	190,663
IT Services	10,783	16,053
Contractual prepaid expenses (iii)	251,181	75,464
Other	7,974	12,419

Current portion	(280,851)	(238,468)
Non-current portion	281,290	138,937

(i) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(ii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining contracts with customers arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii) Represent the costs of installing a neutral network deferred over the term of the contract.

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company
	2024	2023

Judicial deposits	677,530	689,739

Civil	290,580	286,430
Labor	54,954	68,202
Tax	239,093	220,842
Regulatory	116	115
Online attachment(i)	92,787	114,150

73

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 88,147 (R$ 83,438 on December 31, 2023).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 239,093 (R$ 220,842 on December 31, 2023), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The restated amount of deposits regarding this discussion is R$ 40,533 (R$ 38,650 on December 31, 2023).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The restated amount of deposits regarding this discussion is R$ 5,982 (R$ 5,668 as of December 31, 2023).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 26,339 (R$ 24,048 on December 31, 2023).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The restated amount of deposits regarding this discussion is R$ 12,699 (R$ 12,177 as of December 31, 2023).

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The restated amount of deposits regarding this discussion is R$ 12,974 (R$ 12,191 as of December 31, 2023).

74

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The restated amount of deposits regarding this discussion is R$ 3,903 (R$ 3,775 as of December 31, 2023).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The restated amount of deposits regarding this discussion is R$ 4,123 (R$ 3,960 as of December 31, 2023).
(h)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 71,237 (R$ 67,911 as of December 31, 2023).

(i)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 30,039 (R$ 26,213 as of December 31, 2023).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The restated amount of deposits regarding this discussion is R$ 15,461 (R$ 15,759 as of December 31, 2023).

12.	Other financial assets

	Parent Company
	2024	2023

Other financial assets	550,669	216,721

C6 Bank bonus warrant (i)	162,958	162,958
5G Fund (ii)	212,394	53,763
Subscription warrant (iii)	175,317	-

Non-current portion	550,669	216,721

They are recognized at fair value on the date of acquisition or issue. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income.

75

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) On March 23, 2020, TIM S.A. and BANCO C6 S.A. concluded the negotiations over a strategic partnership aimed at developing combined offerings with special benefits to the customer bases of Partners.

In July 2020, the first offering was launched in partnership with Banco C6, with special conditions to TIM customers who are also C6 customers. The innovating partnership provides great potential to generate value for both companies through user base growth and greater customer loyalty.

On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6’s share capital Banco C6 as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$ 162,958. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

(ii) The Company has invested approximately R$ 212 million on December 31, 2024 (R$ 54 million in 2023) in the Investment fund focused on 5G solutions “Upload Ventures Growth” (“5G Fund”).

Out of this total amount, it is worth emphasizing that on April 30, 2024 and September 23, 2024, the Company made contributions of approximately R$ 77 million and R$ 54 million, respectively, to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

According to the requirements of IFRS 9 / CPC 48, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. See Note 37 in the section on Financial instruments measured at fair value for details of this information.

(iii) In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia (“EXA”) to provide digital services and entertainment to TIM’s customer base. Said partnership also provided for commission payments by EXA to TIM as a result of TIM’s customers acquiring services from this partnership, as well as TIM’s right to subscribe to shares upon payment of a consideration.

At the end of 2024, the contract with the new partnership terms was completed and TIM acquired the right to subscribe for 27% of EXA’s shares for a consideration of R$ 174 million. The value of the financial asset was recorded at fair value for R$ 175 million and accounts for 27% of the fair value of TIM’s right to participate in EXA. This right must be exercised within the next 24 months, after the exercise conditions and corporate approval have been met.

76

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

13.	Other assets

	Parent Company
	2024	2023

Other assets	238,218	284,902

Advances to employees	3,819	7,033
Advances to suppliers	48,008	66,018
Amounts receivable from TIM Brasil (Note 35)	23,260	22,803
Amounts receivable from incentivized projects	27,391	43,138
Taxes and labor contributions to offset	80,610	83,981
Other (i)	55,130	61,929

Current portion	(208,313)	(239,318)
Non-current portion	29,905	45,584
(i)	A major portion related to: (a) other advances of R$ 8,267 (R$ 16,960 on December 31, 2023); (b) employee benefits reimbursement amounts to R$ 19,255 (R$ 14,344 as of December 31, 2023).

14.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1.2, on April 20, 2022, TIM S.A. (jointly with other buyers Telefônica Brasil S.A. and Claro S.A.), after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S/A – Under Court-Ordered Reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. On April 1, 2023, TIM S.A. acquired Cozani, therefore, for all effects, the latter was dissolved and consequently, for all purposes and effects, TIM S.A. does not have equity interest in Cozani on December 31, 2024 or December 31, 2023.

77

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2023) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

	2024	2023
Assets	2,134,912	2,053,953
Current and non-current assets	388,082	352,134
Tangible and intangible assets	1,746,830	1,701,819

Liabilities and shareholders’ equity	2,134,912	2,053,953
Current and non-current liabilities	755,882	668,712
Shareholders’ equity	1,379,030	1,385,241

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	634,529	717,055
Fair value of investment (Note 14.b)	1,368,286	1,450,812

	2024	2023

Net loss for the year	(167,145)	(182,254)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(82,526)	(89,304)

78

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

a)	Interest in subsidiaries and associated company

	Associated companies		Subsidiary	Total
	2024	2023
	I-Systems	I-Systems	Cozani up to 03/31/2023	2024	2023

Total number of shares	1,794,287,995	1,794,287,995	-	-	-

Interest in total capital	49%	49%	-	-	-

Shareholders’ equity	1,379,030	1,385,241	-	-	-

Income (loss) for the period/year	(167,145)	(182,254)	-	-	-

Equity in earnings (i)	(82,526)	(89,304)	153,387	(82,526)	64,083
Amortization of surplus	-	-	(53,781)	-	(53,781)

Investment value	1,368,286	1,450,812	-	1,368,286	1,450,812

(i) Cozani’s results show the changes from the acquisition date. The date of acquisition and transfer of control was April 20, 2022 and the results of the subsidiary Cozani were consolidated on April 30, 2022, as the financial information available is closest to the date of transfer of control. Management concluded that the impacts of results generated between the date of acquisition and the beginning of consolidation are immaterial. On April 1, 2023, Cozani was incorporated by TIM S.A. Therefore, there is no longer a company controlled by TIM S.A.

b)	Change of investment in associated company:

I-Systems (associated company)

Balance of investment on December 31, 2023	1,450,812
Equity in earnings	(82,526)
Balance of investment on December 31, 2024	1,368,286

79

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	I-Systems (associated company)	Cozani (merged subsidiary)	Total

Balance of investment on December 31, 2022	1,540,116	4,199,623	5,739,739
Amortization of surplus up to March 31, 2023	-	(53,781)	(53,781)
Equity in earnings	(89,304)	153,387	64,083
Cozani shareholders’ equity – acquired by TIM S.A.	-	(1,194,523)	(1,194,523)
Surplus of radio frequency and customer list	-	(3,104,706)	(3,104,706)
Balance of investment on December 31, 2023	1,450,812	-	1,450,812

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On December 31, 2024 and December 31, 2023, the Company has no other indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

80

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

•	Changes in property, plant and equipment
	Parent Company
	Balance in 2023	Additions	Write-offs	Transfers	Balance in 2024

Total cost of property, plant and equipment, gross	70,343,331	5,978,275	(589,563)	-	75,732,043
Commutation/transmission equipment	38,274,244	-	(97,312)	3,020,234	41,197,166
Fiber optic cables	786,762	-	-	5,221	791,983
Leased handsets	4,082,742	842	(15,341)	187,877	4,256,120
Infrastructure	7,737,385	-	(18,007)	206,335	7,925,713
Informatics assets	1,803,782	-	(4,220)	7,377	1,806,939
General use assets	1,004,301	-	(2,382)	45,421	1,047,340
Right-of-use in leases	15,973,178	2,506,600	(451,666)	-	18,028,112
Land	38,588	-	(504)	-	38,084
Construction in progress	642,349	3,470,833	(131)	(3,472,465)	640,586

Total accumulated depreciation	(47,931,516)	(5,109,364)	124,165	-	(52,916,715)
Commutation/transmission equipment	(28,413,977)	(2,639,864)	91,290	-	(30,962,551)
Fiber optic cables	(644,978)	(60,165)	-	-	(705,143)
Leased handsets	(3,761,002)	(206,398)	10,736	-	(3,956,664)
Infrastructure	(5,325,647)	(350,734)	16,354	-	(5,660,027)
Informatics assets	(1,715,818)	(36,981)	4,112	-	(1,748,687)
General use assets	(755,528)	(49,736)	1,673	-	(803,591)
Right-of-use in leases	(7,314,566)	(1,765,486)	-	-	(9,080,052)
Total property, plant and equipment, net	22,411,815	868,911	(465,398)	-	22,815,328
Commutation/transmission equipment	9,860,267	(2,639,864)	(6,022)	3,020,234	10,234,615
Fiber optic cables	141,784	(60,165)	-	5,221	86,840
Leased handsets	321,740	(205,556)	(4,605)	187,877	299,456
Infrastructure	2,411,738	(350,734)	(1,653)	206,335	2,265,686
Informatics assets	87,964	(36,981)	(108)	7,377	58,252
General use assets	248,773	(49,736)	(709)	45,421	243,749
Right-of-use in leases	8,658,612	741,114	(451,666)	-	8,948,060
Land	38,588	-	(504)	-	38,084
Construction in progress	642,349	3,470,833	(131)	(3,472,465)	640,586

81

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in 2022	Additions	Write-offs	Transfers	Addition by merger	Balance in 2023

Total cost of property, plant and equipment, gross	54,530,017	5,533,945	(1,091,780)	-	11,371,149	70,343,331
Commutation/transmission equipment	28,749,731	16,663	(157,744)	3,138,109	6,527,485	38,274,244
Fiber optic cables	783,396	-	-	3,366	-	786,762
Leased handsets	2,956,156	-	(16,853)	222,749	920,690	4,082,742
Infrastructure	6,921,727	19,423	(43,030)	266,915	572,350	7,737,385
Informatics assets	1,780,652	-	(5,020)	28,150	-	1,803,782
General use assets	957,396	-	(857)	38,560	9,202	1,004,301
Right-of-use in leases	11,493,062	2,005,441	(866,747)	-	3,341,422	15,973,178
Land	39,802	-	(1,214)	-	-	38,588
Construction in progress	848,095	3,492,418	(315)	(3,697,849)	-	642,349

Total accumulated depreciation	(34,754,757)	(5,089,736)	202,027	-	(8,289,050)	(47,931,516)
Commutation/transmission equipment	(20,101,222)	(2,376,419)	151,861	-	(6,088,197)	(28,413,977)
Fiber optic cables	(583,854)	(61,124)	-	-	-	(644,978)
Leased handsets	(2,677,840)	(173,764)	11,274	-	(920,672)	(3,761,002)
Infrastructure	(4,404,860)	(367,017)	33,383	-	(587,153)	(5,325,647)
Informatics assets	(1,675,605)	(45,208)	4,995	-	-	(1,715,818)
General use assets	(698,448)	(49,888)	514	-	(7,706)	(755,528)
Right-of-use in leases	(4,612,928)	(2,016,316)	-	-	(685,322)	(7,314,566)
Total property, plant and equipment, net	19,775,260	444,209	(889,753)	-	3,082,099	22,411,815
Commutation/transmission equipment	8,648,509	(2,359,756)	(5,883)	3,138,109	439,288	9,860,267
Fiber optic cables	199,542	(61,124)	-	3,366	-	141,784
Leased handsets	278,316	(173,764)	(5,579)	222,749	18	321,740
Infrastructure	2,516,867	(347,594)	(9,647)	266,915	(14,803)	2,411,738
Informatics assets	105,047	(45,208)	(25)	28,150	-	87,964
General use assets	258,948	(49,888)	(343)	38,560	1,496	248,773
Right-of-use in leases	6,880,134	(10,875)	(866,747)	-	2,656,100	8,658,612
Land	39,802	-	(1,214)	-	-	38,588
Construction in progress	848,095	3,492,418	(315)	(3,697,849)	-	642,349

82

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in 2022	Additions / depreciation	Write-offs	Transfers	Balance in 2023

Total cost of property, plant and equipment, gross	65,529,479	5,982,695	(1,168,843)	-	70,343,331
Commutation/transmission equipment	35,061,237	16,663	(157,738)	3,354,082	38,274,244
Fiber optic cables	783,396	-	-	3,366	786,762
Leased handsets	3,876,846	-	(16,853)	222,749	4,082,742
Infrastructure	7,710,055	19,423	(43,030)	50,937	7,737,385
Informatics assets	1,780,690	-	(5,022)	28,114	1,803,782
General use assets	966,562	-	(857)	38,596	1,004,301
Right-of-use in leases	14,462,803	2,454,191	(943,816)	-	15,973,178
Land	39,802	-	(1,214)	-	38,588
Construction in progress	848,088	3,492,418	(313)	(3,697,844)	642,349

Total accumulated depreciation	(42,868,327)	(5,265,209)	202,020	-	(47,931,516)
Commutation/transmission equipment	(26,235,111)	(2,330,719)	151,853	-	(28,413,977)
Fiber optic cables	(583,854)	(61,124)	-	-	(644,978)
Leased handsets	(3,598,459)	(173,817)	11,274	-	(3,761,002)
Infrastructure	(4,992,013)	(367,017)	33,383	-	(5,325,647)
Informatics assets	(1,675,606)	(45,208)	4,996	-	(1,715,818)
General use assets	(706,014)	(50,028)	514	-	(755,528)
Right-of-use in leases	(5,077,270)	(2,237,296)	-	-	(7,314,566)
Total property, plant and equipment, net	22,661,152	717,486	(966,823)	-	22,411,815
Commutation/transmission equipment	8,826,126	(2,314,056)	(5,885)	3,354,082	9,860,267
Fiber optic cables	199,542	(61,124)	-	3,366	141,784
Leased handsets	278,387	(173,817)	(5,579)	222,749	321,740
Infrastructure	2,718,042	(347,594)	(9,647)	50,937	2,411,738
Informatics assets	105,084	(45,208)	(26)	28,114	87,964
General use assets	260,548	(50,028)	(343)	38,596	248,773
Right-of-use in leases	9,385,533	216,895	(943,816)	-	8,658,612
Land	39,802	-	(1,214)	-	38,588
Construction in progress	848,088	3,492,418	(313)	(3,697,844)	642,349

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

83

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Additions (i)	879,180	514,188	227,158	886,074	2,506,600
Remeasurement	(223,341)	(22,824)	(205,501)	-	(451,666)
Depreciation	(745,866)	(158,612)	(370,837)	(490,171)	(1,765,486)
Balances at December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060
Annual depreciation rates	9.55%	10.34%	8.86%	14.24%

(i) The change in the right of use in leases includes net additions of lease incentives received, totaling R$ 89 million.

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134
Additions by merger	1,478,836	-	1,177,264	-	2,656,100
Additions	980,056	368,426	374,473	282,486	2,005,441
Remeasurement	(491,236)	(37,346)	(338,165)	-	(866,747)
Depreciation	(928,467)	(136,899)	(458,747)	(492,203)	(2,016,316)
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Annual depreciation rates	12.21%	11.72%	12.54%	8.33%

	Consolidated
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533

Additions	968,033	368,426	835,246	282,486	2,454,191
Remeasurement	(542,803)	(37,346)	(363,667)	-	(943,816)
Depreciation	(1,094,529)	(136,899)	(513,665)	(492,203)	(2,237,296)
Balances at December 31, 2023	4,677,150	833,391	2,351,706	796,365	8,658,612
Annual depreciation rates	12.21%	11.72%	12.54%	8.33%

84

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

•	Depreciation rates

Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20
Leasehold improvements	10–20
Right-of-use in leases	10−12

In 2024, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives of assets.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

85

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Parent Company
	Balance in 2023	Additions/ Amortization	Write-offs	Transfers	Balance in 2024

Total cost of intangible assets, gross	46,313,583	1,146,747	(209)	-	47,460,121
Software licenses	23,167,846	-	(54)	890,596	24,058,388
Authorizations	18,794,239	63,915	-	45,303	18,903,457
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	5,114	212,703
List of customers	253,629.00	-	-	-	253,629
Other assets	574,245	-	-	9,110	583,355
Intangible assets under development	203,866	1,082,832	(155)	(950,123)	336,420

Total accumulated amortization	(30,688,542)	(1,916,673)	54	-	(32,605,161)
Software licenses	(20,785,708)	(936,731)	54	-	(21,722,385)
Authorizations	(9,377,907)	(894,572)	-	-	(10,272,479)
Infrastructure right-of-use - LT Amazonas	(97,174)	(11,096)	-	-	(108,270)
List of customers	(55,137)	(33,082)	-	-	(88,219)
Other assets	(372,616)	(41,192)	-	-	(413,808)

Total intangible assets, net	15,625,041	(769,926)	(155)	-	14,854,960
Software licenses(c)	2,382,138	(936,731)	-	890,596	2,336,003
Authorizations(f)	9,416,332	(830,657)	-	45,303	8,630,978
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(11,096)	-	5,114	104,433
List of customers	198,492.00	(33,082)	-		165,410
Other assets	201,629	(41,192)	-	9,110	169,547
Intangible assets under development	203,866	1,082,832	(155)	(950,123)	336,420

86

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in 2022	Additions/ Amortization	Addition by merger	Write-offs	Transfers	Capitalized interest	Balance in 2023

Total cost of intangible assets, gross	38,732,905	1,038,989	6,446,789	(778)	-	95,678	46,313,583
Software licenses	20,876,377	-	1,366,860	(195)	924,804	-	23,167,846
Authorizations	11,250,610	40,868	4,598,839	-	2,903,922	-	18,794,239
Goodwill(i)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	-	5,811	-	207,589
List of customers	-	-	253,629	-	-	-	253,629
Other assets	339,417	-	227,461	(583)	7,950	-	574,245
Intangible assets under development	2,952,554	998,121	-	-	(3,842,487)	95,678	203,866

Total accumulated amortization	(25,730,124)	(1,856,450)	(3,102,345)	377	-	-	(30,688,542)
Software licenses	(18,454,058)	(976,345)	(1,355,500)	195	-	-	(20,785,708)
Authorizations	(6,984,930)	(806,732)	(1,586,245)	-	-	-	(9,377,907)
Infrastructure right-of-use - LT Amazonas	(86,488)	(10,686)	-	-	-	-	(97,174)
List of customers		(24,825)	(30,312)	-	-	-	(55,137)
Other assets	(204,648)	(37,862)	(130,288)	182	-	-	(372,616)

Total intangible assets, net	13,002,781	(817,461)	3,344,444	(401)	-	95,678	15,625,041
Software licenses(c)	2,422,319	(976,345)	11,360	-	924,804	-	2,382,138
Authorizations(f)	4,265,680	(765,864)	3,012,594	-	2,903,922	-	9,416,332
Goodwill(d)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(10,686)	-	-	5,811	-	110,415
List of customers	-	(24,825)	223,317	-			198,492
Other assets	134,769	(37,862)	97,173	(401)	7,950	-	201,629
Intangible assets under development	2,952,554	998,121	-	-	(3,842,487)	95,678	203,866

87

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in 2022	Additions/ Amortization	Write-offs	Transfers	Capitalized interest	Balance in 2023

Total cost of intangible assets, gross	45,179,692	1,038,989	(777)	-	95,678	46,313,582
Software licenses	21,979,251	-	(193)	1,188,788	-	23,167,846
Authorizations	15,839,784	40,868	-	2,913,587	-	18,794,239
Goodwill	3,112,169	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	5,811	-	207,589
Other assets	819,207	-	(584)	9,250	-	827,873
Intangible assets under development	3,227,503	998,121	-	(4,117,436)	95,678	203,866

Total accumulated amortization	(28,763,144)	(1,925,773)	376	-	-	(30,688,541)
Software licenses	(19,922,202)	(978,289)	193	114,590	-	(20,785,708)
Authorizations	(8,403,807)	(816,538)	-	(157,562)	-	(9,377,907)
Infrastructure right-of-use - LT Amazonas	(86,488)	(10,686)	-	-	-	(97,174)
Other assets	(350,647)	(120,260)	183	42,972	-	(427,752)

Total intangible assets, net	16,416,548	(886,784)	(401)	-	95,678	15,625,041
Software licenses(c)	2,057,049	(978,289)	-	1,303,378	-	2,382,138
Authorizations(f)	7,435,977	(775,670)	-	2,756,025	-	9,416,332
Goodwill(d)	3,112,169	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(10,686)	-	5,811	-	110,415
Other assets	468,560	(120,260)	(401)	52,222	-	400,121
Intangible assets under development	3,227,503	998,121	-	(4,117,436)	95,678	203,866

The intangible assets in development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	05−25
Infrastructure right-of-use	≤5
Other assets	≤10
List of Cozani’s clients	13.04
Surplus from Cozani authorizations	5.66

88

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwill, based on the expected future profitability on December 31, 2024 and December 31, 2023:

	2024	2023

Goodwill registered	3,112,169	3,112,169

Acquisition of Cozani	2,636,426	2,636,426
Acquisitions of TIM Fiber SP and TIM Fiber RJ	108,172	108,172
Acquisition of “Intelig” by TIM Participações	210,015	210,015
Acquisition of minority interests in TIM Sul and TIM Nordeste	157,556	157,556

Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on December 31, 2024 and December 31, 2023.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated in the cash generating unit that is expected to benefit from the business combination.

89

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). TIM Fiber SP Ltda. and TIM Fiber RJ S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. At this time, due to the transaction closing, TIM S.A. wrote off R$ 1,051,477 of the goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. Consequently, the goodwill recorded in TIM S.A. was reduced to R$ 108,172, which is the balance recorded on December 31, 2024 and December 31, 2023.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A., Tim Group’s operating company in Brazil and that in 2023 merged Cozani’s balances, acquired in 2022. This methodology is aligned with the company's strategic direction. It is worth highlighting that the group’s results are mainly represented by TIM S.A., but since the merger of Cozani occurred on April 1, 2023, these results impacted the consolidated TIM S.A. until March 31, 2023.

On December 31, 2024, the impairment test was performed by comparing the book value with the fair value minus the potential sale costs of the asset, as foreseen in IAS 36 / CPC 01 / IFRS 13 / CPC 46.

90

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On December 31, 2024, the measurement was made based on the value of the Company’s share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value.

On December 31, 2024, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In the fourth quarter of 2021, there was a registration related to the acquisition of 5th generation mobile telephony radio frequencies (“5G”), since TIM participated in the 5G Auction and won several lots of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

91

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Aiming to fulfill the additional obligations, managing entities were set up, which fulfilled the commitments provided for in the Auction. The companies that won the auction paid the amounts provided for in the public notice so that these entities could fulfill the obligations defined. Said obligations were set out for the 3.5GHz radio frequency (obligation to clean the band, solve interferences, among others), fulfilled by the Band Administration Entity (“EAF”), and for the 26GHz radio frequency (public school connectivity project), fulfilled by the School Connectivity Administration Entity (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million) occurred in 5 semi-annual installments between 2022 and 2024, and were monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations was carried out. The Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate in 2023, incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity.

The total effect on the Company’s intangible assets on December 31, 2024 referring to 5G radio frequencies and related obligations was R$ 4,053 million (R$ 4,053 million on December 31, 2023) and there are no more balances of assets in progress relating to 5G licenses since 2023.

17.	Other amounts recoverable

These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

On December 31, 2024, this credit is R$ 38,033 (R$ 80,963 on December 31, 2023).

92

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

18.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	Parent Company
	2024	2023
LT Amazonas(i)	174,014	177,569
Sublease “resale stores” – IFRS 16 (ii)	66,373	58,772
	240,387	236,341

Current portion	(33,717)	(29,886)
Non-current portion	206,670	206,455

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

93

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	LT Amazonas	Sublease “resale stores” – IFRS 16	Total
Nominal values	279,107	81,540	360,647
2025	32,581	27,854	60,435
2026	32,249	21,798	54,047
2027	32,249	15,582	47,831
2028	32,249	11,405	43,654
2029	32,249	4,758	37,007
>2030	117,530	143	117,673

Present value	174,014	66,373	240,387

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s sublease revenue for the year ended December 31, 2024 is R$ 62,109 (R$ 67,021 on December 31, 2023).

94

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Liabilities

	Parent Company
	2024	2023

LT Amazonas(i)	324,152	327,820
Sale of towers (leaseback)(ii)	1,606,644	1,679,221
Other (iii)	124,451	147,051
Subtotal	2,055,247	2,154,092

Other leases: (iv)
Leases – Network Infrastructure	5,491,602	5,476,509
Leases - Shops & kiosks & real estate	1,332,983	958,981
Leases - Land (Network)	2,417,834	2,793,441
Leases – Fiber	1,278,180	873,752
Subtotal leases IFRS 16 / CPC 06 (R2)	10,520,599	10,102,683
Total	12,575,846	12,256,775

Current portion	(1,629,698)	(1,808,740)
Non-current portion	10,946,148	10,448,035

The amount of interest paid in the year ended December 31, 2024 related to IFRS 16 / CPC 06 (R2) was R$ 1,175,350 (R$ 1,122,523 in 2023).

In 2024, the amount of R$ 287 million (R$ 238 million in 2023) was paid, referring to fines applied related to the decommissioning process of sites.

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

95

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Parent Company

	LT Amazonas	Sale of towers and leaseback	Other	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases Total Fiber
Nominal values	542,937	3,075,652	153,224	9,232,398	2,305,808	4,036,184	1,579,910	20,926,113
2025	74,511	297,546	40,408	1,246,517	295,002	521,220	513,429	2,988,633
2026	61,254	288,333	35,230	1,153,897	274,193	468,539	352,538	2,633,984
2027	61,254	288,333	30,269	1,081,123	250,607	440,574	316,473	2,468,633
2028	61,254	288,333	23,068	1,017,362	218,621	418,571	280,337	2,307,546
2029	61,254	288,333	13,865	896,085	182,918	374,170	117,133	1,933,758
>2030	223,410	1,624,774	10,384	3,837,414	1,084,467	1,813,110	-	8,593,559

Present value	324,152	1,606,644	124,451	5,491,602	1,332,983	2,417,834	1,278,180	12,575,846

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

96

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(iii) Other leases:

Besides the aforementioned lease agreements, the Company also has tower lease agreements that are part of the lease obligations under the agreement with tower companies.

The present value, principal and interest value on December 31, 2024 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 11.88% (13.63% in 2023).

(iv) It is substantially represented by lease transactions in transmission towers in the scope of IFRS 16.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 30,050 on December 31, 2024 (R$ 32,037 on December 31, 2023).

19.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company
	2024	2023

Suppliers	4,986,912	4,612,112

Domestic currency	4,233,754	4,052,047
Suppliers of materials and services (i)	4,157,887	3,970,040
Interconnection(ii)	44,759	50,519
Roaming (iii)	4667	64
Co-billing (iv)	26,441	31,424

Foreign currency	753,158	560,065
Suppliers of materials and services (i)	267,723	220,061
Roaming (iii)	485,435	340,004

Current portion	4,986,912	4,612,112

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

97

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The company signed contracts with financial institutions as an alternative to support its suppliers so that they can anticipate their receivables on an ad hoc basis, at their sole discretion. In these operations, the suppliers transfer the right to receive the securities to a financial institution with no right of recourse, while maintaining the contractual terms. The securities assigned are advanced to suppliers at a discount rate. Once the operations have been carried out, the company will have these financial institutions as creditors of the securities assigned for the original contractual amount and term with suppliers, without any associated financial charge or benefit. The balance of accounts payable related to said operations remains classified under suppliers and has already been fully paid by the financial institutions to the suppliers.

On December 31, 2024, the Company has approximately R$ 429 million (R$ 316 million on December 31, 2023) related to the drawee risk operation.

There were no significant non-cash changes in the book values of suppliers included in these operations

20.	Authorizations payable

On December 31, 2024 and December 31, 2023, the Company has the following commitments with ANATEL:

	Parent Company
	2024	2023

Renewal of authorizations(i)	279,548	257,616
Updated ANATEL liability(ii)	209,538	190,771
Authorizations payable(iii)	990,696	1,076,776
	1,479,782	1,525,163

Current portion	(299,354)	(407,747)
Non-current portion	1,180,428	1,117,416

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[5] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. On December 31, 2024, the outstanding balances relating to the renewal of Permits were R$ 279,548 (R$ 257,616 as of December 31, 2023).

5 The renewal time varies according to the bid notice and extension conditions approved by the Agency.

98

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 210 million on December 31, 2024 (R$ 190 million on December 31, 2023), which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (the four first installments were paid in the amounts of R$ 46, R$ 52 and R$ 58 and R$ 62 million). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there was a monetary restatement by IGP-DI, and disbursements occurred until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). Regarding EACE, five contributions totaling R$ 661 million were completed up to December 31, 2024 (R$ 533 million up to December 31, 2023).

The authorizations payable on December 31, 2024 due in long-term is in accordance with the following schedule:

Parent Company
2024

2026	320,806
2027	65,545
2028	65,545
2029	65,545
2030	65,545
2031	59,688
>2032	537,754
1,180,428

99

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on December 31, 2024, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3GHz (5G)	3.5GHz (5G)	26GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	South - Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800 MHz); Dec 2032 (900 & 1800 MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz - Nov 2028 1800 MHz - Dec 2032	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

100

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Piauí	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz - Nov 2028 1800 MHz - Dec 2032	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

				Parent Company
Description	Currency	Charges	Maturity	2024	2023
KFW Finnvera³ (ii)	USD	SOFR + 1.17826% p.a.	Dec 2021	32,820	124,411
Scotland (ii)	USD	1.4748% p.a.	-	-	485,498
BNP Paribas (ii)	BRL	7.0907% p.a.	-	-	515,068
Debentures¹ (ii)	BRL	IPCA + 4.0432% p.a.	June 2028	1,956,307	1,859,897
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	385,592	392,340
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb 2028	585,129	206,140
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	75,653	187,592
Total				3,035,501	3,770,946

Current				(348,353)	(1,267,237)
Non-current				2,687,148	2,503,709

¹ The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

² BNB interest rates already include a 15% discount for payment.

³ The debt with KFW Finnvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

Guarantees

(i) Receivables from TIM S.A., limited to the amount of the debt;

(ii) Do not have a guarantee.

101

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Pursuant to the schedule established for the maturities of the Company’s debts, they were settled at their original maturities in the year ended December 31, 2024. Conversely, R$ 387 million (May 2024) and R$ 116 million (July 2024) were brought in under a contract previously signed with BNB, with financial charges below 57% of the CDI rate, reducing the weighted cost of the company’s financing.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually. The index is the Net Financial Debt on EBITDA. The company complied with all the ratios established.

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2025	348,353
2026	893,111
2027	891,652
2028	740,367
2029	55,548
2030	55,548
2031	50,922
3,035,501

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. They are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With respect to proceeds contracted with The Bank of Nova Scotia, Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on December 31, 2024 and December 31, 2023 is detailed in the table below:

	2024	2023
BNP Paribas	-	520,990
The Bank of Nova Scotia	-	478,098
Debentures	1,976,088	1,821,869
BNDES	386,743	381,027
BNB	586,525	193,878

102

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

22.	Taxes, fees and contributions payable

	Parent Company
	2024	2023

Taxes, fees and contributions payable	3,926,854	3,058,718

Value-added tax on sales and services - ICMS	279,776	249,485
ANATEL’s taxes and fees(i)	3,389,167	2,563,784
Imposto sobre Serviço [Service tax] - ISS	72,274	67,765
PIS / COFINS	51,294	49,312
Other (ii)	134,343	128,372

Current portion	(3,888,568)	(3,048,115)
Non-current portion	38,286	10,603

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2024, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

As of December  31, 2024, the total value of the obligation relating to TFF is R$ 3,377 million, of which R$ 2,650 million in principal and R$ 727 million in interest on arrears (as of December 31, 2023, the total was R$ 2,554 million, of which R$ 2,087 million in principal and R$ 467 million in interest on arrears).

(ii) The breakdown of this account refers mainly to the withholding income tax (IRRF) on interest on equity (JSCP) approved in December 2024, in the amount of R$ 96,088 (R$ 96,271 in December 2023).

103

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

23.	Deferred revenues

	Parent Company
	2024	2023

Deferred revenues	839,867	901,002

Prepaid services(i)	172,824	187,540
Anticipated revenues	35,510	39,138
Deferred revenues on sale of towers(ii)	572,540	626,636
Contract liabilities(iii)	58,993	47,688

Current portion	(280,422)	(279,401)
Non-current portion	559,445	621,601

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 18).

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at December 31, 2024 and December 31, 2023 are as follows:

	2024	2023

Accounts receivable included in trade accounts receivable	2,752,504	2,344,726
Contractual assets (Note 6)	24,027	19,957
Contractual liability	(58,993)	(47,688)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

104

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Summary of the main variations in the year:

Contractual assets (liabilities)

Balance on January 1, 2024	(27,731)
Additions	(21,233)
Write-offs	13,998
Balance at December 31, 2024	(34,966)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2025	2026
Contractual assets (liabilities)	(23,812)	(11,154)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

105

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

24.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable.

Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company
	2024	2023

Provision for legal and administrative proceedings	1,564,293	1,410,299

Civil(a)	561,199	498,180
Labor(b)	209,098	212,929
Tax(c)	759,584	666,209
Regulatory(d)	34,412	32,981

The changes in the provision for judicial and administrative proceedings are summarized below:

	2023	Additions, net of reversals	Payments	Inflation adjustment	2024

	1,410,299	276,811	(318,796)	195,979	1,564,293

Civil(a)	498,180	109,424	(128,152)	81,747	561,199
Labor(b)	212,929	74,430	(114,624)	36,363	209,098
Tax(c)	666,209	91,507	(74,617)	76,485	759,584
Regulatory(d)	32,981	1,450	(1,403)	1,384	34,412

106

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	December 2022	Additions, net of reversals	Payments	Inflation adjustment	December 2023

	1,112,153	323,018	(343,440)	318,568	1,410,299

Civil(a)	392,972	149,419	(206,297)	162,086	498,180
Labor(b)	214,450	77,225	(121,585)	42,839	212,929
Tax(c)	473,391	92,645	(11,671)	111,844	666,209
Regulatory(d)	31,340	3,729	(3,887)	1,799	32,981

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$ 148,429 (R$ 179,815 on December 31, 2023) refer mainly to lawsuits related to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 321,156 (R$ 258,578 on December 31, 2023).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. The main amount of the conviction subject to the provision is R$ 50 million, of which R$ 167 million is monetarily restated as of December  31, 2024. TIM appealed against the decision to the Court, but the appeals were denied. Afterwards, Tim filed Extraordinary Appeals with the STF, which are still awaiting judgment.

107

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 51,519 (R$ 45,770 on December 31, 2023).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 21,019 (R$ 11,964 on December 31, 2023).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 1,574 (R$ 2,053 on December 31, 2023).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). The amounts involved and provisioned are equivalent to R$ 17,502 (there is no provisioned amount corresponding to these lawsuits as of December 31, 2023.

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions discussed in the Judiciary Branch.

From the total of 1,569 Labor claims on December 31, 2024 (1,833 on December 31, 2023) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security lawsuits. The provisioning of these claims totals R$ 209,098 updated monetarily (R$ 212,929 on December 31, 2023).

108

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

c. Tax proceedings

	2024	2023
Federal taxes	321,404	274,781
State taxes	357,011	307,898
Municipal taxes	10,216	9,711
TIM S.A. proceedings (Purchase price allocation)	70,953	73,819
	759,584	666,209

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 84 proceedings and is mainly composed of the following lawsuits:

(i)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 47,232 (R$ 44,917 on December 31, 2023).

(ii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 18,142 (R$ 17,239 on December 31, 2023).

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 71,450 (R$ 68,084 on December 31, 2023).

(iii)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 65,772 (R$ 60,828 on December 31, 2023).

(iv)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 21,137 (R$ 20,173 on December 31, 2023).

109

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

State taxes

The provision for TIM S.A. supports 140 lawsuits and is mainly composed of the following types:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 27,865 (R$ 39,219 on December 31, 2023).

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 100,133 (R$ 8,460 on December 31, 2023);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 50,192 (R$ 47,178 on December 31, 2023);

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 48,751 (R$ 26,280 on December 31, 2023);

(v)	credits related to tax replacement operations, whose restated amounts total R$ 10,461 (R$ 11,260 on December 31, 2023).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 15,005 (R$ 15,167 on December 31, 2023).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 24,316 (R$ 35,176 on December 31, 2023).

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,288 (R$ 34,820 on December 31, 2023).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing whose restated amounts correspond to R$ 10,216 (R$ 9,711 on December  31, 2023).

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 70,953 (R$ 73,819 as of December 31, 2023).

110

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2024, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 34,412 (R$ 32,981 on December 31, 2023).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	2024	2023

	24,528,974	21,351,995

Civil (e.1)	1,598,166	1,512,495
Labor and Social Security (e.2)	378,286	400,827
Tax (e.3)	22,239,407	19,236,990
Regulatory (e.4)	313,115	201,683

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	2024	2023
Consumer lawsuits (e.1.1)	165,408	140,934
ANATEL (e.1.2)	364,264	350,187
Consumer protection bodies (e.1.3)	537,630	480,094
Former trading partners (e.1.4)	298,216	260,431
Social and environmental and infrastructure (e.1.5)	84,926	119,669
Other (e.1.6)	147,722	161,180
	1,598,166	1,512,495

111

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other matters: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets and (iv) wholesale product reference offering models (ORPAs).

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

112

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 110,426 (R$ 113,315 on December 31, 2023).

e.2.2. Labor

There are 2,018 Labor claims on December 31, 2024 (3,102 on December 31, 2023) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 267,860 (R$ 287,512 on December 31, 2023). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	2024	2023

	22,239,407	19,236,989

Federal taxes (e.3.1)	5,084,626	3,139,640
State taxes (e.3.2)	11,106,211	10,438,811
Municipal taxes (e.3.3)	1,876,629	1,712,988
FUST, FUNTTEL and EBC (e.3.4)	4,171,941	3,945,550

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 15,041,050 (R$ 13,095,822 on December 31, 2023).

e.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$  5,084,626 on December 31, 2024 (R$ 3,139,640 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,836,078 (R$ 1,711,566 on December 31, 2023). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

113

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(ii)	In the third and fourth quarter of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved with possible risk is R$ 1,599,761.

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 259,073 (R$ 255,912 on December 31, 2023).

(iv)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 81,398 (R$ 77,697 on December 31, 2023).

(v)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 289,098 (R$ 318,365 on December 31, 2023).

(vi)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 331,962 (R$ 316,675 on December 31, 2023).

(vii)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 310,737 (with no correspondence on December 31, 2023).

The amounts not highlighted refer to several discussions on related federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, goodwill breakdowns and calculation of estimates, taxation on onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on December 31, 2024 is R$ 11,106,211 (R$ 10,438,811 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation. The amount involved is R$ 1,422,103 (R$ 1,338,672 on December 31, 2023).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 490,283 (R$ 435,326 on December 31, 2023).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 830,234 (R$ 782,497 on December 31, 2023).

114

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. On December 31, 2024, the involved amount is R$ 4,511,091 (R$ 4,304,655 on December 31, 2023).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 77.999 (R$ 134,165 on December 31, 2023).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,122,373 (R$ 996,002 on December 31, 2023).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 1,041,955 (R$ 726,364 on December 31, 2023).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 165,459 (R$ 148,465 on December 31, 2023).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 241,433 (R$ 339,088 on December 31, 2023).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” (Other Credits and Charges) field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,876,629 on December 31, 2024 (R$ 1,712,988 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,558,393 (R$ 1,431,623 on December 31, 2023).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 98,781 (R$ 93,172 on December 31, 2023).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 170,074 (R$ 143,150 on December 31, 2023).

115

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,171,941 (R$ 3,945,550 on December 31, 2023). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2024, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 313,115 (R$ 201,683 on December 31, 2023).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term included actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, decrease of Complaint Rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by Anatel in June 2023.

In June 2024, TIM’s Conduct Adjustment Term (TAC) ended. However, due to the adverse climate event that affected the state of Rio Grande do Sul in the months of April and May 2024, for 19 municipalities located in that state, the service deadline was extended in this particular case until September 30, 2024, whose new Amendment to the TAX was already formalized between the parties, and the Company has adopted all the measures aimed at complying with this last deadline agreed with the Agency.

The Company will continue to fully implement internal monitoring mechanisms to meet inspection needs and proof of compliance with obligations and commitments.

116

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The Company has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Other liabilities and provision
	Parent Company
	2024	2023

Other liabilities and provision	214,493	365,841

Provision for future asset decommissioning	56,582	130,328
Advance from customers	5,095	25,215
Onerous capacity contract(i)	64,096	122,042
Other provisions for risk	18,233	42,419
Other	70,487	45,837

Current portion	(98,275)	(121,273)
Non-current portion	116,218	244,568

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

26.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2024, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2023). The shares have no par value.

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

117

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	2024	2023

	373,020	384,311

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	19,416	30,707

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 27).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

118

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On December 31, 2024, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,702,955 (R$ 2,362,239 on December 31, 2023).

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

On December 31, 2024 and 2023, dividends and interest on shareholders' equity were calculated as follows:

	2024	2023

Net profit for the year	3,153,881	2,837,422
(-) Non-distributable tax incentives	(340,716)	(237,828)
(-) Constitution of legal reserve	(140,659)	(129,979)
Adjusted net profit	2,672,506	2,469,615

Minimum dividends calculated on the basis of 25% of adjusted profit	668,127	617,404

Breakdown of dividends payable and interest on shareholders’ equity:
Interest on shareholders’ equity (i)	1,450,000	1,600,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,450,000	1,600,000

Withholding income tax (IRRF) on interest on shareholders’ equity	(213,574)	(233,230)
Total dividends and net interest on shareholders’ equity	1,236,426	1,366,770

Additional dividends (i)	2,050,000	1,310,000

Total dividends (including additional dividends) and net JSCP	3,286,426	2,676,770

119

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the financial statements, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

(i) During the year 2024, the amount of R$ 1,450,000 of interest on shareholders’ equity were distributed and additional amount of R$ 2,050,000 of dividends were proposed, which are subject to approval during the General Meeting on March 27, 2025, totaling R$ 3,500,000.

During the year 2023, the amount of R$ 1,600,000 of interest on shareholders’ equity were distributed and additional amount of R$ 1,310,000 of dividends, which were approved during the Shareholders’ General Meeting on March 28, 2024, totaling R$ 2,910,000.

The amounts allocated until December 31, 2024 and December 31, 2023 are as follows:

Approval	Payment	Dividend

04/19/2023	05/09/2023	230,000
06/12/2023	07/12/2023	290,000
09/18/2023	10/23/2023	425,000
12/06/2023	01/23/2024	655,000
	04/22/2024
02/06/2024 (i)	07/23/2024	1,310,000
	10/22/2024

Total 2023		2,910,000

03/19/2024	04/22/2024	200,000
06/14/2024	07/23/2024	300,000
09/17/2024	10/23/2024	300,000
12/17/2024	01/23/2025	650,000
02/10/2025 (ii)	Apr/July/Oct/2025	2,050,000
Total 2024		3,500,000

(i) The 2023 base dividends were approved at the General Meeting on March 28, 2024.

(ii) The 2024 base dividend is subject to final approval at the General Meeting on March 27, 2025.

Up to December 31, 2024, the Company disbursed, through dividends and/or interest on shareholders’ equity, R$ 1,841,695 (R$ 1,470,470 in 2023) to controlling shareholders and R$ 878,400 (R$ 704,459 in 2023) to non-controlling shareholders. The total dividends paid per share, expressed in reais, on December 31, 2024 is R$ 1.12 (R$ 0.90 on December 31, 2023).

120

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The balance on December 31, 2024 of the item “dividends and interest on shareholders' equity payable” totaling R$ 671,525 (R$ 647,872 on December 31, 2023) is composed of the outstanding amounts of previous years totaling R$ 117,613 (R$ 89,143 on December 31, 2023) in addition to the paid amount of R$ 650,000 (R$ 553,912, net) in interest on shareholders' equity, which were paid in January 2025.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses. The dividends prescribed totaling R$ 16,436 were recorded on December 31, 2024 (R$ 7,734 on December 31, 2023).

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

27.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021−2023 and 2024−2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year (Dec 2023)	Shares (principal) granted during the year	Shares transferred during the year				Paid in cash during the year				Shares canceled (principal) during the year	Stock balance (principal) at the end of the period (Dec 2024)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash
2024−2026 Plan 2024 Grant(s)	1,226,859	July 2027	R$ 18.34	-	1,226,859	-	-	-	-	-	-	-	-	(84,518)	1,142,341
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	1,535,604	-	(306,450)	(273,140)	(31,351)	(610,941)	-	-	-	-	(131,422)	1,097,732
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	771,302	-	(289,529)	(389,848)	(58,176)	(737,553)	(7,055)	(10,463)	(1,500)	(19,018)	(48,123)	426,595
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	821,942	-	(782,079)	(344,768)	(123,101)	(1,249,948)	(31,177)	(15,312)	(5,080)	(51,569)	(8,686)	-
Total	7,447,174			3,128,848	1,226,859	(1,378,058)	(1,007,756)	(212,628)	(2,598,442)	(38,232)	(25,775)	(6,580)	(70,587)	(272,749)	2,666,668
Weighted average price of the balance of grants			R$ 15.16

Stock Program Table (Performance Shares and Restricted Shares)

121

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year (Dec 2022)	Shares (principal) granted during the year	Shares transferred during the year				Paid in cash				Canceled shares (principal)	Share balance (principal)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash	during the year	at the end of the year (Dec 2023)
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	12.60	-	1,560,993	-	-	-	-	-	-	-	-	(25,389)	1,535,604
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	13.23	1,183,147	-	(264,305)	(110,928)	(17,227)	(392,460)	-	-	-	-	(147,540)	771,302
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	12.95	2,024,153	220,743	(957,545)	(160,259)	(89,699)	(1,207,503)	(89,403)	(12,268)	(8,159)	(109,830)	(376,006)	821,942
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	14.40	260,840	-	(230,188)	(25,174)	(29,560)	(284,922)	(30,471)	(3,330)	(3,913)	(37,714)	(181)	-
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	11.28	-	-	-	-	-	-	-	-	-	-	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	14.41	-	-	-	-	-	-	-	-	-	-	-	-
Total	8,796,963			3,468,140	1,781,736	(1,452,038)	(296,361)	(136,486)	(1,884,885)	(119,874)	(15,598)	(12,072)	(147,544)	(549,116)	3,128,848
Weighted average price of the balance of grants			12.85

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

•	2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

On December 31, 2024, expenses pegged to these long-term benefit plans totaled R$ 50,466 (R$ 32,424, on December 31, 2023). In 2024, the company made cash payments to participants of R$ 28,112.

Termination of the Share Buyback Program and Approval of a New Program

On June 12, 2023, the Board of Directors of the Company approved a Share Buyback Program. On July 30, 2024, the Board of Directors became aware of the termination of this program and approved a new share buyback program of its own issuance. The new program started as of the date of the Board of Directors’ resolution, considering that acquisitions shall be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, observing the applicable legal and regulatory limits.

122

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

28.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the year ended December 31, 2024 is R$ 218,690 (R$ 162,122 on December 31, 2023).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

 Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

123

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	2024	2023	2023

Net operating revenue	25,447,930	23,843,006	23,833,893

Gross operating revenue	36,731,708	33,491,945	33,530,346

Revenue from services	35,041,192	31,934,536	31,972,936
Revenue from services - Mobile	33,070,752	29,982,310	30,020,711
Service revenue - Landline	1,970,440	1,952,226	1,952,225

Sale of goods	1,690,516	1,557,409	1,557,410

Deductions from gross revenue	(11,283,778)	(9,648,939)	(9,696,453)
Taxes levied	(4,014,344)	(3,610,371)	(3,657,281)
Discounts granted	(7,253,635)	(6,030,261)	(6,030,865)
Returns and other	(15,799)	(8,307)	(8,307)

124

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

29.	Operating costs and expenses

	Parent Company
	2024				2023
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(11,893,115)	(5,908,816)	(1,798,005)	(19,599,936)	(11,739,481)	(5,631,263)	(1,757,848)	(19,128,592)

Personnel	(48,016)	(925,033)	(513,229)	(1,486,278)	(57,740)	(862,899)	(459,230)	(1,379,869)
Outsourced services	(731,883)	(2,037,447)	(801,521)	(3,570,851)	(677,645)	(2,142,275)	(823,079)	(3,642,999)
Interconnection and connection means	(3,091,741)	-	-	(3,091,741)	(3,274,991)	-	-	(3,274,991)
Depreciation and amortization	(6,232,502)	(391,699)	(401,834)	(7,026,035)	(6,149,864)	(343,671)	(403,867)	(6,897,402)
Taxes, fees and contributions	(131,924)	(932,489)	(28,078)	(1,092,491)	(36,395)	(853,763)	(26,839)	(916,997)
Rentals and reinsurance	(507,427)	(178,771)	(30,682)	(716,880)	(506,475)	(146,629)	(16,490)	(669,594)
Cost of goods sold	(1,104,460)		-	(1,104,460)	(1,033,891)	-	-	(1,033,891)
Advertising		(700,637)	-	(700,637)	-	(599,253)	-	(599,253)
Losses on doubtful accounts		(693,122)	-	(693,122)	-	(620,667)	-	(620,667)
Other	(45,162)	(49,618)	(22,661)	(117,441)	(2,480)	(62,106)	(28,343)	(92,929)

	Consolidated
	2023
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(11,496,437)	(5,742,642)	(1,759,433)	(18,998,512)

Personnel	(57,740)	(862,899)	(459,230)	(1,379,869)
Outsourced services	(683,809)	(2,211,627)	(824,634)	(3,720,070)
Interconnection and connection means	(2,804,984)	-	-	(2,804,984)
Depreciation and amortization	(6,369,438)	(343,724)	(403,867)	(7,117,029)
Taxes, fees and contributions	(36,503)	(876,709)	(26,863)	(940,075)
Rentals and reinsurance	(507,164)	(146,632)	(16,496)	(670,292)
Cost of goods sold	(1,033,891)	-	-	(1,033,891)
Advertising	-	(599,253)	-	(599,253)
Losses on doubtful accounts	-	(639,692)	-	(639,692)
Other	(2,908)	(62,106)	(28,343)	(93,357)

125

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 26,176 (R$ 17,650 on December 31, 2023). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a decrease in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

30.	Other net revenue (expense)

	Parent company		Consolidated
	2024	2023	2023
Revenues
Revenue from grant, net	-	860	860
Fines on telecommunication services	102,096	77,586	77,814
Revenue on disposal of assets (i)	18,034	318,960	318,960
Other revenues (ii)	89,343	65,710	65,703
	209,473	463,116	463,337
Expenses
FUST/FUNTTEL (iii)	(162,487)	(156,855)	(158,021)
Taxes, fees and contributions	(18,110)	(1,400)	(1,400)
Provision for legal and administrative proceedings, net of reversal
	(241,248)	(296,106)	(296,108)
Expenses on disposal of assets	(21,235)	(13,875)	(13,875)
Other expenses	(25,174)	(22,030)	(22,712)
	(468,254)	(490,266)	(492,116)

Other revenues (expenses), net	(258,781)	(27,150)	(28,779)

(i)	In 2023, it mainly represents the gain in the acquisition of Cozani due to the end of the dispute over the price adjustment (see Note 1.2).

(ii)	Mainly represents deferred revenue on the towers sold (according to Note 18), of which R$ 54,095 as of December 31, 2024 (R$ 54,095 as of December 31, 2023)

(iii)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

126

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

31.	Financial revenues
	Parent company		Consolidated
	2024	2023	2023

Financial revenues	861,759	1,219,004	1,239,753
Interest on interest earning bank deposits	417,366	459,495	479,968
Interest received from customers	39,914	29,386	29,467
Swap interest (iii)	244,865	483,785	483,785
Interest on lease	28,428	28,041	28,041
Inflation adjustment(i)	108,823	175,686	175,686
Other derivatives(ii)	19,587	39,173	39,173
Other revenue	2,776	3,438	3,633

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) This is the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until December 31, 2024, the Company obtained the subscription right related to the 11th contract target, generating an effect of R$ 19,587 (R$ 39,173 on December 31, 2023, related to 9th and 10th contract targets). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 28.

(iii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

32.	Financial expenses

	Parent company		Consolidated
	2024	2023	2023

Financial expenses	(2,817,346)	(2,858,036)	(2,765,961)
Interest and inflation adjustment on loans and financing	(254,728)	(215,357)	(215,357)
Interest on taxes and rates	(271,936)	(249,178)	(252,527)
Swap interest	(380,972)	(578,900)	(578,900)
Interest on lease liabilities, net of cancellations	(1,432,764)	(1,163,824)	(1,062,251)
Inflation adjustment(i)	(214,853)	(341,542)	(346,719)
Discounts granted	(44,864)	(56,356)	(56,356)
Other expenses (ii)	(217,229)	(252,879)	(253,851)

(i) A substantial part is related to monetary restatement of judicial and administrative proceedings, in the amount of R$ 195,978, see Note 24 (R$ 319,248 as of December 31, 2023); and

127

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(ii) A major portion related to: (a) interest on concessions in the amount of R$ 111,757 (R$ 111,986 at December 31, 2023); and (b) financial expenses related to guarantee insurance, surety and charges in the amount of R$ 95,521 (R$ 103,448 on December 31, 2023).

33.	Foreign exchange variations, net
	Parent Company		Consolidated
	2024	2023	2023
Revenues
Loans and financing(i)	-	125,981	125,981
Suppliers	21,370	33,680	33,680
Swap(ii)	106,453	10,698	10,698
Other	177,367	23,676	23,676
	305,190	194,035	194,035
Expenses
Loans and financing(i)	(57,124)	(10,698)	(10,698)
Suppliers	(85,447)	(19,336)	(19,336)
Swap(ii)	(49,310)	(125,981)	(125,981)
Other	(41,946)	(45,077)	(45,077)
	(233,827)	(201,092)	(201,092)

Net foreign exchange variations	71,363	(7,057)	(7,057)

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 37).

34.	Earnings per share

The balances presented below represent the Parent Company and Consolidated amounts.

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year, excluding treasury shares.

	2024	2023

Income attributable to the shareholders of the company	3,153,881	2,837,422

Weighted average number of shares issued (thousands)	2,419,831	2,420,710

Basic earnings per share (in R$)	1.30	1.17

128

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	2024	2023

Income attributable to Company's shareholders	3,153,881	2,837,422

Weighted average number of shares issued (thousands)	2,420,199	2,420,758

Diluted earnings per share (in R$)	1.30	1.17

The calculation of diluted earnings per share considered 368 (47 thousands on December 31, 2023) shares related to the long-term, as mentioned in Note 27.

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

	Assets
	Parent Company
	2024	2023

Telecom Italia Sparkle(i)	10,188	3,004
Gruppo Havas(vi)	12,831	6,544
TI Sparkle(iii)	28	187
TIM Brasil (vii)	23,260	22,803
Telecom Italia S.p.A. (ii)	24,962	3,298
I-Systems (ix)	45,907	7,502
Other	97	96
Total	117,273	43,434

129

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Liabilities
	Parent Company
	2024	2023

Telecom Italia S.p.A. (ii)	154,729	127,902
Telecom Italia Sparkle(i)	11,599	4,797
TI Sparkle(iii)	11,290	8,087
TIM Brasil (iv)	10,858	10,858
Vivendi Group(v)	1,152	2,683
Gruppo Havas(vi)	104,757	68,407
I-Systems(viii)	58,613	60,367
Italtel(xi)	-	8,507
TIM Brasil (xii)	367,943	370,774
Other	3,865	4,229
Total	724,806	666,611

	Revenue
	Parent Company		Consolidated
	2024	2023	2023

Telecom Italia S.p.A. (ii)	11,352	4,366	4,366
Telecom Italia Sparkle(i)	5,939	3,980	3,980
TI Sparkle(iii)	339	911	911
I Systems(ix)	3,196	27,315	27,315
Cozani(x)	-	3,041	-
Total	20,826	39,613	36,572

	Cost / Expense
	Parent Company		Consolidated
	2024	2023	2023

Telecom Italia S.p.A. (ii)	151,677	130,994	130,994
Telecom Italia Sparkle(i)	6,667	13,520	13,520
TI Sparkle(iii)	11,290	17,762	17,762
Vivendi Group(v)	5,853	8,390	8,390
Gruppo Havas(vi)	608,060	531,350	531,350
I-Systems(viii)	452,931	429,771	429,771
Cozani(x)	-	480,108	-
Other	26,994	18,445	18,445
Total	1,263,472	1,630,340	1,150,232

130

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which R$ 562,994 (R$ 487,839 on December 31, 2023) are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) The amounts in 2024 refer mainly to prepaid expenses, which represent the costs of installing the neutral network deferred for the effectiveness of the contract.

(x) The amounts refer to the development of the software used in the billing of telecommunication services. On July 5, 2024, the related party Italtel S.p.A. was sold, together with all its subsidiaries.

(xi) The amounts refer to the balance of interest on shareholders’ equity and dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On December 31, 2024, the Company invested R$ 9,074 (R$ 8,156 on December 31, 2023).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

131

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

36.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2024	2023

Short-term benefits	26,292	24,530
Share-based remuneration	20,603	9,542
	46,895	34,072

37.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On December 31, 2024 and December 31, 2023, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

132

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2024 and December 31, 2023, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the Company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2024 and December 31, 2023 or revenues from services rendered during the years ended December 31, 2024 and December 31, 2023.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the years ended December 31, 2024 and 2023. There are no customers who contributed more than 10% of the net accounts receivable from the sale of goods on December 31, 2024 and December 31, 2023.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 18 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

133

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	2024		2023
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	379,888	224,275	304,959	239,714
Other derivatives(i)	522,822	-	502,453	-
	902,710	224,275	807,412	239,714

Current portion	(379,888)	(224,275)	(299,539)	(239,714)
Non-current portion	522,822	-	507,873	-

(ii) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.62% of the shares of C6 capital on December 31, 2024 (4.44% on December 31, 2023), where the Group/Company paid a share subscription premium in the amount of R$ 26.3 million until December 31, 2024 (R$ 25.5 million until December 31, 2023). As required by IFRS 9 / CPC 48, the financial instrument must be valued at its fair value that on December 31, 2024 corresponds to R$ 523 million (R$ 502 million as of December 31, 2023).

The impact of the mark-to-market is calculated by the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and subsequently revaluated and possible changes recorded in the Company’s financial income (loss) for the year, considering the arbitration risks disclosed in Note 28.

The long-term derivative financial instruments on December 31, 2024 are due in accordance with the following schedule:

134

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Assets

2025	-
>2026	522,822
522,822

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 18.

Financial instruments measured at fair value:

	2024
	Level 1	Level 2	TOTAL

Total assets	2,662,076	1,240,985	3,903,061

Financial assets at fair value through profit or loss	2,662,076	1,240,985	3,903,061

Derivative financial instruments		379,888	379,888
Other derivatives	-	522,822	522,822
Marketable securities	2,449,682	-	2,449,682
Other financial assets	212,394	338,275	550,669

Total liabilities	-	224,275	224,275

Financial liabilities at fair value through profit or loss	-	224,275	224,275

Derivative financial instruments	-	224,275	224,275

135

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

	2023
	Level 1	Level 2	TOTAL

Total assets	2,025,202	970,370	2,995,572

Financial assets at fair value through profit or loss	2,025,202	970,370	2,995,572

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Marketable securities	1,971,439	-	1,971,439
Other financial assets	53,763	162,958	216,721

Total liabilities	-	239,714	239,714

Financial liabilities at fair value through profit or loss	-	239,714	239,714

Derivative financial instruments	-	239,714	239,714

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•         Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.

•         The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.

•         Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

136

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On December 31, 2024, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Based on mandatory market developments, we changed the index of our debt with KFW/Finnvera from Libor to SOFR.

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2024 and December 31, 2023 are shown in the following table:

December 31, 2024

		COUNTERPARTY			% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹	Long position	Short position
USD	SOFR X DI	KFW/ Finnvera	Bank of America	33,031	33,031	100%	SOFR + 1.17826% p.a.	92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	585,129	586,525	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,972,245	1,976,088	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	385,592	386,743	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

137

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

December 31, 2023

		COUNTERPARTY			% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and Bank of America	125,854	125,854	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	206,140	207,987	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	485,498	485,740	100%	1.73% p.a.	CDI + 1.05% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,068	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,880,389	1,882,880	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	392,340	393,389	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), SOFR and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, SOFR and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Dez./24	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-

CDI	probable	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-
	possible	2,741,766	-	2,741,766	(2,577,919)	163,847	7,878	7,878
	remote	2,741,766	-	2,741,766	(2,570,966)	170,800	14,832	14,832
USD	probable	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-
	possible	2,750,014	8,248	2,750,014	(2,585,797)	164,217	8,248	-
	remote	2,758,263	16,496	2,758,263	(2,585,797)	172,466	16,496	-
SOFR	probable	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-
	possible	2,742,079	313	2,742,079	(2,585,797)	156,282	313	-
	remote	2,742,392	626	2,742,392	(2,585,797)	156,595	626	-
IPCA	probable	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-
	possible	2,637,067	(104,699)	2,637,067	(2,585,797)	51,270	(104,699)	-
	remote	2,538,933	(202,834)	2,538,933	(2,585,797)	(46,864)	(202,834)	-

138

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(ii) KFW Finnvera, BNB, Debenture and BNDES.

Risk variable	Sensitivity scenario (i)	CDI	USD	SOFR	IPCA

CDI	Probable	12.15%	6.1923	5.09%	4.83%
	Possible	15.19%	6.1923	5.09%	4.83%
	Remote	18.23%	6.1923	5.09%	4.83%
USD	Probable	12.15%	6.1923	5.09%	4.83%
	Possible	12.15%	7.7404	5.09%	4.83%
	Remote	12.15%	9.2885	5.09%	4.83%
SOFR	Probable	12.15%	6.1923	5.09%	4.83%
	Possible	12.15%	6.1923	6.36%	4.83%
	Remote	12.15%	6.1923	7.63%	4.83%
IPCA	Probable	12.15%	6.1923	5.09%	4.83%
	Possible	12.15%	6.1923	5.09%	6.04%
	Remote	12.15%	6.1923	5.09%	7.25%

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on December 31, 2024 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

139

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Chart of gains and losses with derivatives during the year

	2024	2023
Net income (loss) from derivative operations	(78,964)	(210,397)
Income (loss) from operations with other derivatives	19,587	39,173

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2024 and December 31, 2023 can be summarized as follows:

	Parent Company		Consolidated
	2024	2023	2023

Total loans and derivatives (Notes 21 and 37)	2,357,066	3,203,248	3,203,248
Leases - Liabilities (Note 18)	12,575,846	12,256,775	12,256,775
Leases - Assets (Note 18)	(240,387)	(236,341)	(236,341)
Less: Cash and cash equivalents (Note 4)	(3,258,743)	(3,077,931)	(3,077,931)
FIC (Note 5)	(2,434,441)	(1,958,490)	(1,958,490)
Net debt	8,999,341	10,187,261	10,187,261
Other derivatives (Note 37)	522,822	502,453	502,453
Financing of 5G License	990,775	952,600	952,600
Adjusted net debt	10,512,938	11,642,314	11,642,314
EBITDA (i) (last 12 months)	12,532,722	11,594,968	11,834,327
Financial leverage index	0.84	1.00	0.98

Reconciliation, net profit for the year:

Net profit for the year	3,153,881	2,837,422	2,837,422
Finance income (cost), net	1,884,224	1,646,089	1,533,265
Income tax and social contribution	468,582	267,836	346,611
Depreciation and amortization	7,026,035	6,843,621	7,117,029
LAJIDA (EBITDA) (i)	12,532,722	11,594,968	11,834,327

(i)   Lajida: income before interest, taxes, depreciation and amortization.

         EBITDA: Earnings before interest, tax, depreciation and amortization (it is not an accounting metric)

140

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

Parent Company

	Loans and financing	Lease liability (i)	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Additions	503,351	2,639,801	(20,370)
Cancellations	-	(493,143)	-
Financial charges	261,094	1,471,288	136,107
Net foreign exchange variations	57,125	-	(57,143)
Payments of principal	(1,413,497)	(1,838,667)	(13,255)
Payment of interest	(143,518)	(1,460,208)	(156,075)
December 31, 2024	3,035,501	12,575,846	(678,434)

Parent Company

	Loans and financing	Lease liability (i)	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	9,948,873	(508,251)
Additions	-	2,127,573	122,218
Balance of merged company	-	2,992,831	-
Cancellations	-	(1,155,617)	-
Financial charges	319,860	1,387,299	95,115
Net foreign exchange variations	(115,282)	-	115,282
Payments of principal	(1,197,950)	(1,696,314)	(13,987)
Payment of interest	(205,507)	(1,347,870)	(378,075)

December 31, 2023	3,770,946	12,256,775	(567,698)

(i) Lease liability payments include payments of fines in the amount of R$ 287 million (R$ 238 million in 2023).

Consolidated

	Loans and financing	Lease liability (i)	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	12,831,865	(508,251)
Additions	-	2,365,659	122,218
Cancellations	-	(1,072,708)	-
Financial charges	319,861	1,365,024	95,115
Net foreign exchange variations	(115,283)	-	115,282
Payments of principal	(1,197,950)	(1,812,508)	(13,987)
Payment of interest	(205,507)	(1,420,557)	(378,075)

December 31, 2023	3,770,946	12,256,775	(567,698)

141

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

38.	Pension plan and other post-employment benefits

	2024	2023

PAMEC/asset policy and medical plan	3,461	5,019

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2024, in accordance with the rules provided for by CPC 33/IAS 19 is presented below.

142

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan	2024	2023

Reconciliation of assets and liabilities	(i)	(i)	(i)

Present value of the actuarial obligations	32,363	8,704	96	1,080	10,549	2,381	55,173	62,926
Fair value of the plan assets	(54,193)	(16,406)	(255)	-	(10,804)	-	(81,658)	(80,343)
Excess present value of obligations over fair value of assets	(21,830)	(7,702)	(159)	1,080	(255)	2,381	(26,485)	(17,417)
Amount recognized in other comprehensive income	12,699	5,365	40		255		18,359	11,876
Net actuarial liabilities/(assets)	(9,131)	(2,337)	(119)	1,080	-	2,381	(8,126)	(5,541)

(i) No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2023	(8,636)	(1,779)	(145)	1,007	896	3,116
Expense (revenue) recognized in income (loss)	(683)	(167)	(12)	91	85	414
Sponsor’s contributions	2,850	-	21	(78)	0	(32)
Recognized actuarial (gains) or losses	(2,662)	(391)	17	60	(981)	(1,117)
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2024	(9,131)	(2,337)	(119)	1,080	-	2,381

143

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Value of obligations on 12/31/2023	37,738	9,131	109	1007	11,825	3,116
Current service cost	-	-	-	-	-	120
Interest on actuarial liability	3,382	809	10	91	1,089	294
Benefits paid in the year	(3,138)	(931)	(9)	(78)	(646)	(32)
Contributions paid by participants	-	-	-	-	-	-
(Gains)/losses in obligations	(5,619)	(305)	(14)	60	(1,719)	(1,117)

Value of obligations on 12/31/2024	32,363	8,704	96	1,080	10,549	2,381

d) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2023	54,544	14,583	287	-	10,929	-
Benefits paid in the year	(3,138)	(931)	(9)	(78)	(646)	-
Effective return on assets for the year	4,832	1,319	25	-	1,004	-
Company’s contributions / (returns)	(2,850)	-	(21)	78	-	-
Actuarial gain (loss) on plan assets	805	1435	(27)	-	(483)	-
Fair value of assets on 12/31/2024	54,193	16,406	255	-	10,804	-

144

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

e) Expenses planned for 2025

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	-	-	-	-	-	112
Interest on actuarial obligations	3,282	895	10	112	1,090	254
Expected return on assets	(5,467)	(1,735)	(27)	-	(1,117)	-
Interest on the effect of the (asset)/liability limit	1,361	585	4	-	27	-

Total unrecognized net expense (revenue)	(824)	(255)	(13)	112	-	366

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 10.75% / 7.00%; PBS Nordeste: 10.67% / 6.93%; CA: 10.72% / 6.98%; PBS-A: 10.91% / 7.16%; AES: 10.67% / 6.93%; PAMEC: 10.83% / 7.08%; FIBER: 10.66% / 6.92%
Salary growth rate - nominal:	PBS Nordeste: 3.50% / 0.00% PBS Sul, CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%; PBS-A: AT-2000, segregated by gender; AES: Male AT-2000, attenuated by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/(length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	3.50% p.a.
Determination method	Projected Unit Credit Method

145

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

39.	Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2024, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 629.071
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

40. Supplementary information to the cash flow

	Parent Company		Consolidated
	2024	2023	2023
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(2,576,470)	(2,150,713)	(2,150,713)
Increase in lease liabilities - no cash effect	2,639,802	2,150,713	2,044,366
Assets and liabilities, net of merger effects	-	3,877,394	-
C6 Bank bonus warrant	-	162,958	162,958
Allowances approved but not yet paid	650,000	655,000	655,000
Subscription bonds	175,317	-	-

146

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2024 (In thousands of reais, unless otherwise indicated)

41.	Subsequent events

Capital contribution - 5G Fund

On January 16, 2025, the company made a contribution of approximately R$ 84.7 million to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of
R$ 650,000 of interest on shareholders’ equity as of December 17, 2024. The payment took place on January 23, 2025, and the date for identification of shareholders entitled to receive such amounts took place on December 23, 2024.

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of
R$ 200,000 of interest on shareholders’ equity as of February 10, 2025. The payment took place on April 22, 2025, and the date for identification of shareholders entitled to receive such amounts took place on February 17, 2025.

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FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2024.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2024 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 10th, 2025, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2024 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

In addition, the Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, also expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$200,000,000.00 (two hundred million reais) at R$0.082624038 (zero, point, zero, eight, two, six, two, four, zero, three, eight cents) of gross value per share, for payment to be made until April 22nd, 2025, without the application of any monetary restatement index, considering the date of February 17th, 2025, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, February 10th, 2025.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	HELOISA BELOTTI BEDICKS Member of the Fiscal Council
Elias de Matos Brito Member of the Fiscal Council

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STATUTORY AUDIT COMMITTEE ANNUAL REPORT

1. About the Committee

The Statutory Audit Committee (“CAE”) of TIM S.A. (“Company” or “TIM”) was created by the Extraordinary Shareholders’ Meeting held on July 29, 2020, based on the structure of the Audit Committee of its former parent company, TIM Participações S.A. (“TPART”).

The TPART had a Statutory Audit Committee since its creation on December 12, 2013. On August 31, 2020, aiming to simplify the corporate structure of the group in Brazil, TPART was merged into its wholly-owned subsidiary, TIM S.A. (“Company” or “TIM”), which succeeded it in all of its rights and obligations, maintaining the same structure of corporate governance and internal controls.

With the merged, TIM's CAE continued the activities of TPART's CAE, including the work plans and analyses that were being conducted.

TIM’s CAE is a permanent statutory body which seeks to adopt the best Corporate Governance practices, as recommended by current regulations. The Committee is governed by the Resolution No. 23 of the Comissão de Valores Mobiliários (“CVM”), of February 25, 2021, and other applicable regulations.

1.1 Composition

The CAE is composed of at least three and no more than five independent members, elected by the Board of Directors for a two years term of office, which shall coincide with the term of office of the members of the Board of Directors. The Reelection is allowed, being limited to a maximum period of ten (10) years.

The function of member of the CAE is non-delegable and must be exercised exclusively by the elected members.

For the 2023/2025 mandate, the Board of Directors elected the following members to compose the CAE, all of them characterized as independent according to the criteria defined by B3’s Novo Mercado Regulation:

Nome	Cargo
Gesner José de Oliveira Filho	Coordinator
Flavia Maria Bittencourt	Member of the Committee
Herculano Aníbal Alves	Member of the Committee specializing in corporate accounting

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1.2 Duties and Responsibilities

The CAE's ordinary duties are to supervise the quality and integrity of financial reports, their adherence to legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of auditors, both internal and independent, as well as to supervise and evaluate the execution of contracts of any nature between the Company or its subsidiary. on the one hand, and, on the other hand, the controlling shareholder or its subsidiaries, affiliates, subject to common control or controlling companies thereof, or that otherwise constitute related parties to the Company.

In addition to its ordinary duties, the CAE also performs the function of the Company's Audit Committee, in accordance with the provisions of the Sarbanes-Oxley Act ("SOx"), to which the Company is subject because it is a company registered with the US Securities and Exchange Commission ("SEC"), having American Depositary Receipts (ADRs) on The New York Stock Exchange ("NYSE") since November 16, 1998.

The CAE has an annual budget allocation, within the limits approved by the Company's Board of Directors, at a meeting held on December 6, 2023, to conduct or determine the performance of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

2. Activities of TIM's Statutory Audit Committee in 2024

The CAE will meet whenever necessary, but at least bimonthly, so that the accounting information is always appreciated before its disclosure.

After establishing an annual schedule for the fulfillment of its duties, seventeen (17) meetings of the CAE were held from January 1 to December 31, 2024, which included seventy-five (75) items of the Agenda (sessions).

The meetings lasted an average of one (1) hour and thirty-four (34) minutes each and, during the sessions, the Chairman of the Board of Directors, the Chief Executive Officer and the Investor Relations Officer and the Chief Financial Officer were directly involved, in addition to the other members of the Executive Board, the Internal Audit and Risk & Compliance Officers, and the Independent Auditors.

At each meeting of the Company's Board of Directors, the activities carried out by the Committee in the respective month are reported.

The topics covered throughout the annual programming of the CAE were classified as follows: (i) ordinary topics (resulting from the applicable legislation, regulation and internal rules); (ii) recurrent topics (arising from the work plan programmed for the CAE throughout the year); and (iii) extraordinary topics (not provided for in the previous items and submitted at the request of the Company's management or the CAE members themselves).

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Within the organizational classification presented, it is important to highlight the statistical data on the productivity of the activities of the CAE, with special emphasis on specific themes, identified as strategic for the evaluation of the CAE’s members, as detailed below:

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Among the activities carried out during the exercise, it should be noted that the CAE:

I. Within its attributions, provided by the Company's By-laws and the CAE’s Internal Rules, the CAE previously examined, evaluated and opined on twelve (12) agreements of different types between the Company, on one side, and related parties, on the other side. All the agreements entered into, strictly followed the governance process required to comply with both the internal rules of the Company's Compliance area and the standards of CVM and SEC regulations. The relevant information on the agreements are duly disclosed in the Company's Reference Form.

II. The CAE monitored and supervised the activities of the Company’s Risk & Compliance area in ten (10) sessions, focusing on the following topics: (i) Sox Compliance, monitoring the deficiencies pointed out by the Independent Auditor and the management of the Company; (ii) Information Technology Compliance and Corporate Security, with emphasis on Cyber Security and the adjustments required by the General Law of Personal Data Protection (“LGPD”); and (iii) Compliance of general and Commercial Processes of the Company, including fraud and corruption, ensuring adherence to laws and internal and external regulations.

Within the Company's Integrity and Anticorruption Program, the CAE monitored the maintenance of the ISO 37001 Certification obtained in 2020. In addition, it analyzed the Company's Enterprise Risk Management (“ERM”) reports, focusing on updating the work plan, reviewing the Company’s risk factor, managing financial risks, risk appetite and adequacy of risks factors contained in the Company's Reference Form and in the SOx/CVM risk inventory. The Company's risk management structure foresees the analysis, by the CAE, based on the examination performed by the Control and Risks Committee ("CCR"). Both are bodies of governance associated to the Board of Directors as defined by the Company's By-laws.

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III. Supervised and analyzed the Company’s financial information, in ten (10) topics during the year of 2024, in order to, among other purposes, monitor compliance with the provisions relating to: (a) the presentation of the Financial Statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the Financial Statements, especially regarding the internal controls which support the Sarbanes-Oxley (“SOx”) certification.

In relation to internal controls, the following main issues were monitored and recommended by the CAE: (i) monitoring of the internal control system as to its effectiveness and improvement processes; (ii) analysis of the process of certification of internal controls - SOx with the Management and Independent Auditors; (iii) Company procedures for full compliance with SOx requirements and intensive monitoring of remediation plans related to the deficiencies pointed out by the Independent Audit in relation to the process of SOx Certification in the Company.

The CAE found that the internal controls are implemented in accordance with the nature, complexity and necessity of the operations and, in view of the information provided by the Executive Board, the Internal Audit and the Independent Auditors, verified that there are no relevant facts or of a serious nature that could put at risk the compliance with the applicable legal and regulatory rules.

IV. Analyzed the annual work plan of the Independent Auditors and discussed the results of their activities in nine (9) topics during the year of 2024. The Ernst & Young Auditores Independentes S/S (“EY”) was the firm responsible for auditing the financial statements for the fiscal year ended on December 31, 2024, and for the planning and execution of the audits regarding the quarterly reports ("ITRs"), according to the recognized standards, as well as responsible for the special revision of the ITRs (quarterly reports), submitted to the CVM. Their opinion should ensure that these Financial Statements adequately represent the Company's equity and financial position, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM Rules and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB). The EY was also the auditor firm responsible for reviewing Form 20-F (SEC) of the Company.

V. Supervised the Company's Internal Audit activities, in nine (9) topics during the year of 2024, analyzing the annual work plan and discussing the results of the activities performed and the reviews carried out.

VI. The CAE was informed of the main processes within the Company, evaluating its quality and the commitment of the members of the top management with its continuous improvement. As a result of the meetings with the Company's internal areas, the CAE was able to offer suggestions to the Board of Directors to improve processes, as well as to monitor their implementation, and the execution of recommendations for improvement which were identified during the audit activities and in discussions with the business and control areas. Based on the information to which the CAE had access to, the CAE believes that the internal controls system of the Company is adequate to the size and complexity of its business, as well as structured to ensure the efficiency of its operations, of the systems that issue the financial reports and is in accordance with the internal and external rules to which the transactions are subject to. The CAE has noted the importance of continuous improvement in the internal control system.

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VII. Acknowledged of the main amendment proposals related to the regulatory framework and to expected institutional changes, as well as of the main aspects of the political and economic scenarios, with emphasis on the risks and challenges of the current situation which may affect the Company. To this end, the CAE has monitored the main macro indicators that assist in an assessment of the risks of the external environment for the Company at the limit of what is predictable by the best quantitative and qualitative techniques, always seeking to recommend mechanisms that provide the Company with the necessary agility and resilience to adapt to rapid changes in macroeconomic scenarios.

VIII. During the performance of its activities, the CAE regularly monitored issues related to: (i) customer satisfaction and the quality of services and staff contact; (ii) incentives for innovation applied to products and services; (iii) transparency and accountability to stakeholders; (iv) ethical conduct in business; (v) artificial intelligence; (vi) dialogues and communication with stakeholder groups; (vii) management of electronic products; (viii) investment in infrastructure; and (ix) development of new technologies.

IX. As part of its duties, the CAE analyzed, in seven (7) topics during the year 2024, the reports regarding the complaints received by the Company’s Whistleblowing Channel its respective envisaged actions for improvement. The reports, which are divided by typology, are filed at the Company's headquarters.

X. In addition to the seventeen (17) reported meetings for the proper performance of their duties, the CAE members participated in at least four (4) private meetings, of one (1) hour each, with the Internal Audit area of the Company, without the participation of the top management or other managers of the organization, to assess possible retrenchment or risk of a breach of independence, of any kind of interference by management, giving to the Committee the opening to express any concerns that need to be assessed in the development of the audit work.

3. Items discussed with the Independent Auditors considering the Audit Report (ISA 701) presentation form

As determined by the auditing standards (ISA 260), which provide for communication with those charged with the Company's governance, the auditor must communicate, among other matters, the following: (i) their responsibilities in relation to the audit of the financial statements; (ii) overview of its Audit Plan for the fiscal year; (iii) its view on the significant qualitative aspects of the Company's accounting practices, including accounting policies and estimates, and disclosures in the financial statements; (iv) significant difficulties encountered during the audit, if any; (v) aspects of independence, including formal confirmation of its independence from the Company; (vi) written notice to the persons in charge of governance of the significant findings arising from the audit; and (vii) as determined by ISA 701, communicate which Key Audit Matters (“KAMs”) to be considered in the Independent Auditor's Report.

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In accordance with these protocols and/or request for communication between the auditors and those in charge with the Company's governance, the CAE held periodic meetings with the Company's Independent Auditors in order to monitor the progress of the auditors' work in relation to the Company's financial statements and internal financial reporting controls (SOx), so that all of the above, among others, were formally evaluated by the CAE with the Independent Auditors.

With regard to the KAMs, the CAE interacted with the Independent Auditors in order to understand the judgment of the auditors to determine these matters as KAMs, as well as an understanding of the audit approach defined by the Independent Auditors as an audit response to these KAMs.

Finally, in addition to all interaction with the Independent Auditors, the CAE carried out the following activities throughout the year to evaluate the areas considered as KAMs by the Independent Auditors:

3.1. Provision for tax contingencies (Explanatory Note 24 - “Provision for tax judicial and administrative lawsuits”)

The CAE reviewed quarterly the evolution of tax contingencies and followed up the forecasts provided by those responsible for the Tax, Civil, Labor and Regulatory areas of the Company.

4. Other Activities

4.1. Review of Form 20-F

With regards to the revision work of Form 20-F (SEC), the members of the CAE formally met once (1) in April 2024.

4.2. Evaluation of the Report on the Brazilian Code of Corporate Governance – Publicly-held Companies

The members of the CAE met with executives of the Company to evaluate the Company's adherence to certain governance practices set forth in the Brazilian Code of Corporate Governance – Publicly-held Companies, in compliance with CVM Resolution No. 80, of March 29, 2022.

4.3. Assessment of Independent Auditors and Internal Audit

The members of the CAE evaluated the quality of the work of the Company's Independent Auditors and Internal Audit, by means of an evaluation questionnaire previously approved by the CAE.

5. Conclusions and recommendations

The Company's CAE members, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year ended December 31, 2024 ("Annual Financial Statements of 2024").

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Considering the information provided by the Company's management and provided by the Company's management and Independent Auditors, and the proposed allocation of the results for the year 2024, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions.

This Report is issued in compliance with item IX, of Article 14, of the Internal Regulations of the CAE, and in accordance with Paragraph 1 of Item VII of Article 27 of CVM Resolution No. 80, of March 29, 2022.

For this reason, they unanimously recommended the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro (RJ), February 10, 2025.

Gesner José de Oliveira Filho Coordinator of the Statutory Audit Committee	HERCULANO ANÍBAL ALVES Member of the Statutory Audit Committee
FLAVIA MARIA BITENCOURT Member of the Statutory Audit Committee

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STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the year ended December 31st, 2024.

Rio de Janeiro, February 10, 2025.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

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STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended December 31st, 2024.

Rio de Janeiro, February 10, 2025.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer